As filed with the Securities and Exchange Commission on April 16, 2014

Registration No. 333-194612

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NORDIC AMERICAN OFFSHORE LTD.

(Exact name of registrant as specified in its charter)

Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Nordic American Offshore Ltd. c/o Scandic American Shipping Ltd. Canon’s Court 22 Victoria Street Hamilton HM EX Bermuda		Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200 (Name, address and telephone number
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)		of agent for service)

Copies to:

Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1223 (telephone number) (212) 480-8421 (facsimile number)	Lesley Peng, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000 (telephone number) (212) 455-2502 (facsimile number)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common shares, $0.01 par value per share	$115,000,000	$14,812(4)

(1)	Includes common shares that may be sold pursuant to exercise of the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Calculated in accordance with Rule 457(o) under the Securities Act of 1933.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 16, 2014

PRELIMINARY PROSPECTUS

            Shares

Nordic American Offshore Ltd.

Common Shares

This is our initial public offering of common shares in the United States. Currently our common shares are not listed on any United States securities exchange.

Our common shares are traded on the Norwegian OTC List, an over-the-counter market that is administered by a subsidiary of the Norwegian Securities Dealers Association, under the symbol “NAO.” On April 15, 2014, the closing price of our common shares was 104 Norwegian Kroner (“NOK”) per share, which was equivalent to approximately $17.46 per share based on the Bloomberg Composite Rate of NOK5.955 per $1.00 in effect on that date.

The Company intends to apply to list the common shares on the New York Stock Exchange under the symbol “NAO.”

We are an “emerging growth company” and we are eligible for reduced reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common shares involves risks. See “Risk Factors” beginning on page 13 of this prospectus for a discussion of certain factors that you should consider before investing in our common shares.

Neither the Securities and Exchange Commission not any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions
Proceeds, before expenses, to us(1)	$	$

(1)	We expect to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting”.

Nordic American Offshore Ltd. has granted the underwriters the option to purchase up to an additional shares to cover over-allotments at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the common shares to purchasers on                , 2014.

MORGAN STANLEY	CREDIT SUISSE	J.P. MORGAN	PARETO SECURITIES

                , 2014.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with additional, different or inconsistent information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission, or the SEC, is effective. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus unless otherwise specified herein. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus.

We have not taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

This summary highlights certain of the information that appears later in this prospectus. This summary may not contain all of the information that may be important to you. As an investor, you should carefully review the entire prospectus, including the section of this prospectus entitled “Risk Factors” and the more detailed information that appears later in this prospectus before making an investment in our common shares. The information presented in this prospectus assumes, unless otherwise indicated, that the underwriters’ option to purchase additional common shares is not exercised.

Unless otherwise indicated, references to “Nordic American Offshore,” the “Company,” “we,” “our,” “us,” “NAO” or similar terms refer to the registrant, Nordic American Offshore Ltd., and its subsidiaries, except where the context otherwise requires. We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of our vessels. Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “USD” and “$” in this prospectus are to the lawful currency of the United States of America, references to “Norwegian Kroner” and “NOK” are to the lawful currency of Norway and references to “British Pound” and “£” are to the lawful currency of the United Kingdom.

Concurrently with the closing of this offering, we plan to commence an offer to exchange all of the unregistered common shares that we previously issued in the Private Placement, as defined below, other than the common shares owned by Nordic American Tankers Limited and other affiliates of ours, for common shares that have been registered under the Securities Act of 1933, as amended, or the Securities Act, which we refer to as the Exchange Offer. We have filed a registration statement on Form F-4 to register the common shares to be offered by us in the Exchange Offer. We expect such registration statement to become effective concurrently with the registration statement of which this prospectus forms a part.

OUR BUSINESS

We are an international company that was recently incorporated in the Republic of the Marshall Islands for the purpose of acquiring and operating platform supply vessels, or PSVs, with an initial focus of operations in the North Sea. PSVs are used for transporting supplies and equipment to and from offshore installations such as drilling rigs. In November 2013, we purchased six secondhand PSVs for an aggregate purchase price of approximately $265.7 million. We refer to these six vessels as our Initial Fleet. Our Initial Fleet was delivered to us during December 2013 and January 2014. In February 2014, we entered into two memoranda of agreement for two newbuilding PSVs to be delivered to us during January 2015, at the earliest, for approximately $44.0 million each, or our Newbuilding PSVs. The PSV market is driven by the supply and demand activity in the offshore oil rig and platform sector and the availability of PSVs. The current orderbook for drilling rigs indicates record growth in the drilling rig fleet going forward, which may increase demand and create more opportunity for PSVs. As of the date of this prospectus, three of the PSVs from our Initial Fleet have time charters attached to them that are scheduled to expire, at the earliest, in November 2014, February 2015 and April 2018. The remaining vessels trade in the spot market.

Our Initial Fleet and our Newbuilding PSVs were purchased from Blue Ship Invest AS, or BSI, a wholly owned subsidiary of Ulstein Shipping AS which is fully owned by the Ulstein Group ASA. At the time of purchase, the six vessels of the Initial Fleet that we acquired represented all of BSI’s operating vessels. Three of the six vessels had time charters at the time of delivery. Upon acquisition, we entered into separate agreements, directly with the charterers, as the purchase of the vessels did not transfer the charters without the charterers’ consent. The three remaining vessels were free of charter at the time of delivery.

In November 2013, we issued an aggregate of 16,666,666 common shares in a Norwegian private placement exempt from registration under the Securities Act for net proceeds of $243.5 million, of which Nordic American

Tankers Limited, or NAT, an international tanker company with a fleet of 20 modern wholly owned Suezmax tankers and a company related to us, acquired 4,333,566 common shares, representing an ownership interest in us of approximately 26%. We refer to the Norwegian private placement throughout this prospectus as the Private Placement. We believe that NAT will be motivated to facilitate our growth because of its significant ownership interest in us, and we intend to leverage the relationships, expertise and reputation of NAT to manage and charter our Initial Fleet and Newbuilding PSVs, and to identify opportunities to expand our Initial Fleet through newbuildings and selective acquisitions.

Following the completion of this offering, we expect to have $              million of available cash from the net proceeds of this offering, based on an initial public offering price of $         per share. As of the date of this prospectus, we have paid a total of $265.7 million due under the purchase contracts for our Initial Fleet and $8.9 million due under the memoranda of agreement for our Newbuilding PSVs. We plan to use a portion of the net proceeds from this offering to fund the Newbuilding PSVs. Our fleet currently operates exclusively in the North Sea. Our intention is to acquire additional PSVs and develop a fleet that can expand its activities in the North Sea and to the Barents Sea as well as broaden its focus, in the longer term, to other areas such as West Africa, the Gulf of Mexico and Brazil. We currently have a five-year horizon to consider expanding outside of the North Sea and the Barents Sea. We expect that the main factors for our deciding to expand to other regions will be our level of success operating vessels in the North Sea and the Barents Sea, market conditions and the global demand for PSVs. The timing of these acquisitions has not been decided.

OUR RELATIONSHIP WITH NORDIC AMERICAN TANKERS LIMITED

NAT is engaged in seaborne transportation of crude oil products in the international shipping markets. As of the date of this prospectus, its fleet consisted of 20 modern wholly owned Suezmax tankers.

We believe that one of our principal strengths is our relationship with NAT and the NAT group of companies, which includes NAT’s wholly owned subsidiaries Scandic American Shipping Ltd., or Scandic, and Orion Tankers Ltd., or Orion, or collectively, the NAT Group. We have entered into a management agreement with Scandic for the supervision of the functions related to operating our PSVs and as interim provider of commercial management services. NAT, the parent company of Scandic, also owns approximately 26% of our outstanding common shares and has received warrants to purchase up to of our 833,333 shares at an exercise price of $15.00 per share. NAT announced on January 27, 2014 that its board of directors intends to declare a dividend composed of a portion of our common shares currently owned by NAT. In addition, we will pay to NAT for distribution to members of its management team and other employees a success fee in the amount of $1.5 million contingent on the listing of our common shares on the NYSE. We expect our relationship with NAT and the NAT Group of companies will give us access to their relationships with major international charterers, lenders and oil companies. We will also have access to the NAT Group’s technical, commercial and managerial expertise, which we believe will allow us to compete more effectively and operate our vessels on a cost-efficient basis.

In addition to our relationship with NAT itself, we believe there are opportunities for us to benefit from operational, chartering and shipyard-based synergies from our broader relationship with the NAT Group of companies, which includes Scandic. Scandic supervises the commercial and technical management of the 20 vessels owned by NAT and provides us with similar services for our PSVs.

Our Executive Chairman, Herbjørn Hansson, has been involved in the shipping and the offshore industries for nearly 40 years. He is also the founder and has been the Chairman and Chief Executive Officer of NAT since its establishment in 1995.

Our relationships with NAT and the NAT Group could lead to conflicts of interest. We can provide no assurances that we will realize any benefits from our relationship with NAT or the NAT Group. See “Risk Factors—Risks Related to Our Relationship with NAT and Its Affiliates”.

OUR FLEET

The following table summarizes key information about our Initial Fleet of PSVs as of the date of this prospectus:

Vessel Name	Year Built	Type of Charter / Charterer	Capacity (dwt)	Cargo Deck Area (sq. meters)	Delivered to NAO	Earliest/Latest Charter Expiration
Blue Fighter	2012	Time Charter / Apache North Sea Limited(1)	4,200	850	January 2014	February 2015 / February 2016
Blue Prosper	2012	Time Charter / Apache North Sea Limited(1)	4,242	850	January 2014	November 2014 / November 2015
Blue Power	2013	Time Charter / BG International Limited(2)	4,200	850	January 2014	April 2018 / April 2020
Blue Thunder	2013	Spot Charter / Statoil Petroleum AS(3)	4,200	850	December 2013	June 2014 / December 2014
Blue Guardian	2013	Spot Charter / Statoil Petroleum AS(3)	4,200	850	December 2013	July 2014 / January 2015
Blue Protector	2013	Spot Charter / Statoil Petroleum AS(4)	4,200	850	December 2013	July 2014 / October 2014

(1)	This charter agreement contains one optional extension period of one year that must be exercised by the charterer 30 days before the end of the charter period.
(2)	This charter agreement contains two optional extension periods of one year each that must be exercised by the charterer 90 days before the end of the charter period.
(3)	This charter agreement contains two optional extension periods of three months each that must be exercised by the charterer one month before the end of the charter period.
(4)	This charter agreement contains three optional extension periods of one month each that must be exercised by the charterer one month before the end of the charter period.

EMPLOYMENT OF OUR FLEET

Three of the vessels in our Initial Fleet are currently employed on time charters with firm commitment periods and the remaining three vessels in our Initial Fleet are employed in the spot market, which we believe provides us with the benefits of stable cash flows and high utilization rates, while enabling us to capture increased profit margins during periods of improvements in PSV charter rates. Our Initial Fleet is currently employed by and is providing services for Apache North Sea Limited, BG International Limited and Statoil Petroleum AS. The average duration of the contracts (assuming options are exercised) is just over two years with rates between approximately $25,000 and $29,000 per day per vessel. The contractual charter rates are generated in British Pounds and Norwegian Kroner. Because our charter revenue is paid in currencies other than the U.S. dollar, our average charter rate may from time to time increase or decrease as a result of fluctuations in exchange rates.

We define a spot charter as a contract with duration of less than one year. Contracts over one year are referred to as time charters.

MANAGEMENT OF OUR BUSINESS

The technical management of our vessels is provided by independent vessel management companies under the supervision of Scandic. Scandic also provides all general and administrative services including all services relating to capital markets activities. Scandic is also providing us with commercial management services until we hire a chartering manager. Upon the appointment of the chartering manager, we plan to have management provide our commercial management services. The ship management firms Atlantic Offshore Management AS and Remøy Shipping AS provide technical management services for our Initial Fleet. We are currently in a 90-day notice period for the termination of the technical management services agreement with Atlantic Offshore Management AS. We plan to appoint Remøy Shipping AS as the technical manager of all of the vessels of our Initial Fleet after the expiration of this notice period.

The compensation paid to Scandic and to the technical management companies are in accordance with industry standards. For further information, please see the financial statements and related notes which form a part of this prospectus.

COMPETITIVE STRENGTHS

We believe that we possess a number of competitive strengths in our industry, including:

Attractive Initial Fleet. Our Initial Fleet is comprised of six high-quality PSVs with an average age of 0.9 years and an aggregate carrying capacity of 25,242 dwt. We believe that it is an opportune time to acquire PSVs because PSVs are primarily used for servicing drilling rigs and the orderbook for such drilling rigs is at an all-time high according to Fearnley Offshore Supply AS, or Fearnley. Also, utilization rates of PSVs is on an upward trend according to Fearnley, with average year-to-date levels of 92%, which are approaching peak usage rates of 95% from 2007.

Significant Available Liquidity to Pursue Acquisition and Expansion Opportunities. Following the completion of this offering, we expect to have $         million of available cash, including net proceeds of $         million from this offering based on an assumed initial public offering price of $         per share. We intend to use our available cash and borrowing capacity under the Credit Facility to pursue vessel acquisitions, including the acquisition of our Newbuilding PSVs, consistent with our business strategy. We believe that the current state of our balance sheet, financing capacity and future access to capital will allow us to make opportunistic acquisitions at attractive prices.

Experienced Management Team with an Established Track Record in the Public Market. Our management team has considerable depth of shipping and offshore industry expertise. Since 2004, under the leadership of the board of directors of NAT, including Herbjørn Hansson, our Executive Chairman, NAT has grown from an owner of three vessels in 2004 to an owner of 20 vessels as of the date of this prospectus. Mr. Tor-Øyvind Bjørkli, our Chief Executive Officer, has over a decade of experience in the maritime industry and has spent the past eight years as a partner at RS Platou ASA’s offshore sale and purchase and newbuilding division. Ms. Turid M. Sørensen, our Chief Financial Officer, also holds a senior management position within NAT and has more than 29 years of experience in the shipping industry and has formerly worked for Skaugen PetroTrans Inc., Ugland Nordic Shipping ASA and Teekay Norway AS.

Access to Attractive Acquisition and Chartering Opportunities. We believe that NAT’s global relationships with shipping companies, charterers, shipyards, brokers, major oil companies and commercial shipping lenders will provide us with a commercial advantage in accessing attractive asset acquisitions, chartering and vessel financing opportunities. In addition, we believe that NAT’s reputation as a creditworthy counterparty and proven ability to raise capital and execute vessel purchase transactions in a timely manner will provide us with access to acquisition opportunities on attractive terms.

Vessel Opportunities with Major Oil Companies. We believe that the NAT Group’s experience with the management of vessels and its reputation in the industry as an operator with high safety and quality operating standards will be important in establishing and retaining charters with major oil companies that are looking for reliable and responsible operators to meet their exacting standards for vessel chartering and day-to-day operations.

OUR BUSINESS STRATEGIES

Our primary objectives are to profitably grow our business and achieve success as an owner and operator of PSVs. The key elements of our strategy are:

Expanding Our Fleet through Opportunistic Acquisitions of High-Quality Vessels at Attractive Prices. We intend to acquire additional modern secondhand PSVs and develop a fleet that can expand its activities in the North Sea and to the Barents Sea as well as broaden its focus, in the longer term, to other areas such as West Africa, the Gulf of Mexico and Brazil. We currently have a five-year horizon to consider expanding outside of the North Sea and the Barents Sea. The main factor for our expansion to other regions will be our level of success operating vessels in the North Sea and the Barents Sea and the market conditions and the global demand for PSVs. We have maintained a strong relationship with Ulstein Shipping AS, or Ulstein, an unrelated party, which holds 4% of our outstanding common shares, which is known for developing highly advanced vessels for offshore segments. When evaluating acquisitions, we will consider and analyze, among other things, our expectation of fundamental developments in the offshore oil and gas exploration industry, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached. We believe that these circumstances combined with our management’s knowledge of the shipping industry and our relationship with Ulstein presents an opportunity for us to grow our fleet at favorable prices.

Optimizing Vessel Revenues Through a Combination of Time Charters and Spot Market Exposure. We intend to employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters as the charter market improves, to reduce downside risks and increase cash flows and future dividend capacity. We believe that a strategy of mixed employment of our vessels through the spot market and fixed time charters will create the most sustainable form of revenue growth for our Company.

Focusing on Platform Supply Vessels Based on the Experience and Expertise of Our Management Team in the International Offshore and Shipping Industries. We believe that major international drilling rig and oil exploration companies seek transportation partners that are financially stable and have a reputation for reliability, safety and high environmental and quality standards. We intend to leverage the operational expertise and customer base of the NAT Group and the members of our management team in order to further expand these relationships with consistent delivery of superior customer service.

Reducing Operating and Corporate Expenses. Pursuant to the management agreement that we have entered into, Scandic will have the daily administrative responsibility and supervise the Company’s functions to ensure that strategies set by our board of directors are followed. We believe that Scandic will be able to provide these services at costs that are lower than what we could achieve by performing these functions in-house.

Maintain a Balance Sheet with a Moderate use of Leverage. We plan to finance our Initial Fleet, Newbuilding PSVs and future vessel acquisitions with a mix of debt and equity, but intend to maintain moderate levels of leverage over time, in an amount not to exceed approximately 20% of the carrying value of the Company’s vessels, collateralizing its indebtedness on a consolidated basis, even though we may have the capacity to obtain additional financing. By maintaining moderate levels of leverage, we expect to retain greater flexibility than our more leveraged competitors to operate our vessels under shorter spot or period charters. Charterers have increasingly favored financially solid vessel owners, and we believe that our balance sheet strength following this offering will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which have also recently displayed a preference for contracting with well capitalized counterparties.

RECENT AND OTHER DEVELOPMENTS

On October 17, 2013, we issued 500 common shares to NAT in connection with our initial capitalization.

During November 2013, we issued and sold 16,666,666 common shares, par value $0.01 per share, in the Private Placement exempt from registration under the Securities Act for net proceeds of $243.5 million. At the close of the Private Placement we repurchased and canceled the 500 shares issued in connection with our initial capitalization.

Concurrently with the closing of this offering, we plan to commence an offer to exchange all of the unregistered common shares we previously issued in the Private Placement, other than common shares owned by NAT and other affiliates of ours, for common shares that have been registered under the Securities Act, which we refer to as the Exchange Offer. The Exchange Offer will be made only by means of a prospectus and a related letter of transmittal. See “Business—Exchange Offer.”

On December 19, 2013, we entered into a revolving credit facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB for up to $60 million, or our Credit Facility. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin of 2.50% and the Company pays a commitment fee of 1.00% on any undrawn amounts. The maximum potential annual commitment fee payable on undrawn amounts is $600,000. The Credit Facility matures in December 2018. The proceeds of our Credit Facility are expected to fund general corporate purposes as well as the purchase of PSVs. Four vessels from our Initial Fleet have been pledged as security under our Credit Facility.

On January 10, 2014, we drew down $30.0 million on our Credit Facility to finance the delivery of three of our vessels.

In January 2014 we formed Nordic American Offshore (UK) Ltd, or NAO UK, a wholly owned subsidiary in the United Kingdom. NAO UK is responsible for our North Sea operations. NAO UK has currently one employee, employed to manage and supervise the operations of our vessels in the North Sea.

On February 10, 2014, we announced that we had agreed to buy two more PSVs from a company in the Ulstein Group. The two newbuildings will be delivered in January 2015, and cost about $44.0 million each.

On February 14, 2014, we drew down $10.0 million on our Credit Facility primarily to finance a 10% deposit due under the memoranda of agreement for our Newbuilding PSVs.

On April 1, 2014, Tor-Øyvind Bjørkli became our Chief Executive Officer.

RISK FACTORS

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategies. These risks relate to, among others, changes in the international shipping and offshore oil and gas exploration industry, including supply and demand, charter hire rates, a downturn in the global economy, hazards inherent in our industry and operations resulting in liability for damage to or destruction of property and equipment, pollution or environmental damage, inability to comply with covenants in our existing Credit Facility and credit facilities we may enter into, inability to finance capital projects, and inability to successfully employ our PSVs.

You should carefully consider these risks, the risks described in “Risk Factors” and the other information in this prospectus before deciding whether to invest in our common shares.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We had less than $1.0 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

the ability to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement for an initial public offering;

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.0 billion in “total annual gross revenues” during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

CORPORATE INFORMATION

We were incorporated in the Republic of the Marshall Islands on October 17, 2013 with principal executive offices located at Canon’s Court, 22 Victoria Street, Hamilton HM EX, Bermuda. Our telephone number at that address is (441) 295 2244.

OTHER INFORMATION

Because we are incorporated under the laws of the Republic of the Marshall Islands, you may encounter difficulty protecting your interests as shareholders, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforcement of Civil Liabilities and Indemnification for Securities Act Liabilities” for more information.

THE OFFERING

Common shares offered	common shares.

Over-allotment	We have granted the underwriters a 30-day option to purchase, from time to time, up to an additional of our common shares to cover over-allotments, if any.

Common shares outstanding immediately after the offering	common shares.(1)

common shares, if the underwriters exercise their over-allotment option in full.(1)

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million from this offering assuming the underwriters’ over-allotment option is not exercised, and approximately $ million if the underwriters’ over-allotment option is exercised in full, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based on an assumed initial public offering price of $ per share.

We intend to use approximately $78 million of the net proceeds of this offering towards the purchase of our Newbuilding PSVs. We also plan to use a portion of the net proceeds of this offering towards the payment of outstanding debt under our Credit Facility. We intend to use any remaining net proceeds of this offering for general corporate purposes, including vessel acquisitions, and working capital.

We have agreed to pay NAT a success fee in the amount of $1.5 million, for distribution to its management team and other employees contingent on the listing of our shares on the NYSE.

Please read “Use of Proceeds.”

Dividend policy	We have not yet paid any dividends to holders of our common shares but we intend to adopt a policy of declaring quarterly dividends to shareholders as decided by our board of directors. The dividend to shareholders could be higher than the operating cash flow or the dividend to shareholders could be lower than the operating cash flow after reserves as our board of directors may from time to time determine are required, taking into account contingent liabilities, including the cost of drydockings, the terms of our Credit Facility, our other cash needs and the requirements of Marshall Islands law.

Please read “Dividend Policy.”

Voting rights	Holders of our common shares are entitled to one vote per common share in all shareholders’ meetings. Please read “Description of Capital Stock—Common shares.”

Exchange listing	We plan to apply to have our common shares listed for trading on the New York Stock Exchange, or the NYSE, under the symbol “NAO.”

Transfer agent	Computershare Trust Company, N.A.

Risk factors	Investment in our common shares involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before investing in our common shares.

Exchange Offer	Concurrently with the closing of this offering, we plan to commence an offer to exchange the unregistered common shares previously issued in the Private Placement, other than common shares owned by NAT and other affiliates of ours, for common shares that have been registered under the Securities Act. We expect the Exchange Offer to remain open for at least 20 business days. The Exchange Offer will be made only by means of a prospectus and a related letter of transmittal.

(1)	The number of common shares outstanding immediately after the offering is based on 16,666,666 common shares outstanding as of December 31, 2013. This does not include the 833,333 warrants that were issued to NAT as part of the Private Placement that are exercisable for our common shares on a one-to-one basis at an exercise price of $15.00 per share.

The information presented in this prospectus assumes, unless otherwise indicated, that the underwriters’ option to purchase additional common shares is not exercised.

SUMMARY FINANCIAL DATA

We were formed on October 17, 2013 for the purpose of acquiring and operating platform supply vessels in the oil and gas exploration industry. The following table summarizes our summary financial data for the period from October 17, 2013 (inception) to December 31, 2013.

The following table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements as of and for the period from October 17, 2013 (inception) to December 31, 2013 and related notes thereto included elsewhere in this prospectus. In accordance with standard shipping industry practice, we did not obtain from the seller historical operating data for the vessels that we acquired, as the data was not material to our decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels from the period before acquisition of them. Please see the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Lack of Historical Operating Data for Vessels before their Acquisition.”

From October 17 (inception) to December 31, 2013
All figures in thousands of USD except share data
Charter revenues	1,280
Charter expenses	(108)
Vessel operating expenses—excl. depreciation expense presented below	(686)
General and administrative expenses	(482)
Depreciation expenses	(262)
Net operating loss	(258)

Interest income	138
Other financial income	50

Total other income	188

Income tax	—

Net loss and comprehensive loss	(70)

Basic loss per share	(0.01)
Diluted loss per share	(0.01)
Basic weighted average number of common shares outstanding	8,772,166
Diluted weighted average number of common shares outstanding	8,772,166
Other financial data:
Net cash provided (Used in) by operating activities	(545)
Selected Balance Sheet Data (at period end):
Cash and cash equivalents	109,819
Total assets	245,382
Total long-term debt	—
Common shares	167
Total shareholders’ equity	243,321

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this prospectus which are not historical facts (including our financial forecast and any other statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;

•	fluctuations in interest rates;

•	general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values;

•	changes in demand in platform supply vessels;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	the availability of financing and refinancing;

•	vessel breakdowns and instances of off-hire; and

•	other important factors described in “Risk Factors” beginning on page 13.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

See the section entitled “Risk Factors,” beginning on page 13 of this prospectus for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

RISK FACTORS

An investment in our common shares involves a substantial risk. You should carefully consider the risks described below, as well as the other information included in this prospectus before making an investment in our common shares. We operate in an intensely competitive industry. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market, national and global economic conditions and the ownership of our common shares. The occurrence of any of the events described in this section could cause our results to differ materially from those contained in the forward-looking statements made in this report, and could significantly and negatively affect our business, financial condition or operating results, which may reduce our ability to pay dividends and lower the trading price of our common shares.

Risk Related to Our Industry

We rely on the oil and natural gas industry, and volatile oil and natural gas activity impacts demand for our services.

Demand for our services depends on activity in offshore oil and natural gas exploration, development and production. The level of exploration, development and production activity is affected by factors such as:

•	prevailing oil and natural gas prices;

•	expectations about future prices and price volatility;

•	cost of exploring for, producing and delivering oil and natural gas;

•	sale and expiration dates of available offshore leases;

•	demand for petroleum products;

•	current availability of oil and natural gas resources;

•	rate of discovery of new oil and natural gas reserves in offshore areas;

•	local and international political, environmental and economic conditions;

•	technological advances; and

•	ability of oil and natural gas companies to obtain leases, permits or obtain funds for capital.

The level of offshore exploration, development and production activity has historically been characterized by volatility. The oil and natural gas industry has been in a state of recovery since the global economic downturn experienced in 2008 and the level of offshore exploration for oil and natural gas has not reached pre-2008 levels. A decline in exploration and development of offshore areas may result in a decline in the demand for our offshore marine services. Any such decrease in activity is likely to reduce our day rates and our utilization rates and, therefore, could have a material adverse effect on our financial condition and results of operations. Moreover, our fleet currently operates exclusively in the North Sea and we are therefore dependent on levels of activity in that region, which may differ from levels of activity in other regions of the world. Vessels chartered in the North Sea, particularly in the Norwegian sector, are subject to demanding requirements by operators, both technically and operationally. Examples of requirements typical for vessels chartered in the North Sea, which are typically not required in other areas, are single cabins, low emission, comfort class, clean class, diesel-electric or dual fuel engines, Standby rescue certification, Oilrecovery NOFO 2009 and De-Ice/Ice Class for northern areas. Such demanding vessel requirements in the area in which we operate could limit our ability to do business or increase the cost of our doing business, which would have a material adverse effect on our business, results of operations, cash flows and financial condition.

The North Sea PSV market strengthened substantially in 2013 and so far in 2014 as well. This positive development was primarily caused by increased demand for PSVs, as exploration activity and activity in both new and mature oil fields was high during 2013. The PSV market is expected to remain strong in the coming years, however, a weakening of the North Sea market would adversely affect our financial condition and result of operations.

An increase in the supply of PSVs would likely have a negative effect on charter rates for our vessels, which could reduce our earnings.

Charter rates for PSVs depend in part on the supply of vessels. We could experience a reduction in demand as a result of an increased supply of vessels. Excess vessel capacity in the industry or a particular offshore market may result from:

•	constructing new vessels;

•	moving vessels from one offshore market area to another;

•	converting vessels formerly dedicated to services other than offshore marine services; or

•	declining offshore oil and gas drilling production activities.

In the last ten years, construction of vessels of the type we operate has increased. The addition of new capacity of various types to the worldwide offshore marine fleet or declining offshore oil and gas drilling and production activities are likely to increase competition in those markets where we presently operate which, in turn, could reduce day rates, utilization rates and operating margins, which would adversely affect our financial condition and results of operations.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing or refinance our existing or future credit facilities on acceptable terms, which may hinder or prevent us from operating or expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased to provide, funding to borrowers. Due to these factors, we cannot be certain that financing will be available to the extent required, or that we will be able to refinance our existing or future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete the acquisition of our newbuilding and additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

If economic conditions throughout the world do not improve, it may impede our results of operations, financial condition and cash flows, and may adversely affect the market price of our common shares.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, recent turmoil and hostilities in the Middle East, including Syria, North Korea, North Africa and other geographic areas and countries. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods, including oil and gas, and, thus, the demand for PSVs. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be volatile. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under credit facilities or any future financial arrangements. The recent and developing economic and governmental factors, together with the possible further declines in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, or the trading price of our common shares.

The improved economics of producing natural gas and oil from shale may result in a decrease in offshore oil and gas drilling that could adversely affect us.

The rise in production of natural gas and oil, particularly from onshore shale, as a result of improved drilling efficiencies that are lowering the costs of extraction, may result in a reduction of capital invested in offshore oil and gas exploration. Because we provide vessels servicing offshore oil and gas exploration, a significant reduction in investments in offshore exploration and development would have a material adverse effect on our operations and financial position.

The market values of our vessels may decline, which could limit the amount of funds that we can borrow or cause us to breach certain financial covenants in our Credit Facility or other debt agreements that we may enter into in the future, or result in an impairment charge, and we may incur a loss if we sell vessels following a decline in their market value.

The fair market values of PSVs have generally experienced low volatility. Although we believe that we have contracted to purchase our Initial Fleet at attractive times in the cycle, the fair market value of our vessels may fluctuate depending on a number of factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the oil and gas exploration industry;

•	types, sizes and ages of vessels;

•	supply of and demand for vessels;

•	cost of newbuildings;

•	governmental or other regulations;

•	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise; and

•	technological advances.

If the fair market values of our vessels decline, we may not be in compliance with certain covenants contained in our Credit Facility or other debt agreements that we may enter into in the future. In such circumstances, we may not be able to refinance our debt or obtain additional financing. If we are not able to comply with the covenants in our debt agreements, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be less than the vessel’s carrying value on our financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values decline, we may have to record an impairment charge in our financial statements which could adversely affect our financial results.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for the Safety of Life at Sea of 1974, or SOLAS, a treaty of the International Maritime Organization, or IMO.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two and a half to five years for inspection of its underwater parts.

Compliance with the above requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and uninsurable, which could negatively impact our results of operations and financial condition.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and treaties and conventions of the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, SOLAS and the International Convention on Load Lines of 1966. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the Deepwater Horizon well and the subsequent release of oil into the Gulf of Mexico, or other similar events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages.

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations, and satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we will, when available, arrange insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

World events could affect our results of operations and financial condition.

Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Korean Peninsula, the Middle East, including Egypt and North Africa, and the presence of U.S. or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

We are subject to war, sabotage, piracy, cyber attacks and terrorism risk.

War, sabotage, pirate, cyber and terrorist attacks or any similar risk may affect our operations in unpredictable ways, including changes in the insurance markets, disruptions of fuel supplies and markets, particularly oil, and the possibility that infrastructure facilities, including pipelines, production facilities, refineries, electric generation, transmission and distribution facilities, offshore rigs and vessels, and communications infrastructures, could be direct targets of, or indirect casualties of, a cyber attack or an act of piracy or terror. War or risk of war may also have an adverse effect on the economy. Insurance coverage can be difficult to obtain in areas of pirate and terrorist attacks resulting in increased costs that could continue to increase. We continually evaluate the need to maintain this insurance coverage as it applies to our fleet. Instability in the financial markets as a result of war, sabotage, piracy, cyber attacks or terrorism could also affect our ability to raise capital and could also adversely affect the oil, natural gas and power industries and restrict their future growth.

Our operating results will be subject to seasonal fluctuations, which could affect our operating results.

The operations of our fleet may be subject to seasonal factors dependent upon which region of the world we are operating our platform supply vessels. While we initially plan to operate exclusively in the North Sea we intend to expand to other areas such as the Barents Sea, West Africa, the Gulf of Mexico and Brazil. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker or we operate some of our vessels on the spot market, which may result in quarter-to-quarter volatility in our operating results.

Operations in the North Sea are generally at their highest levels during the months from April through August and at their lowest levels from December through February primarily due to lower construction activity and harsh weather conditions affecting the movement of drilling rigs. Activity in the Gulf of Mexico, like the North Sea, is often slower during the winter months when construction projects and other specialized jobs are most difficult, and during the hurricane season from June through November, although following a hurricane, activity may increase as there may be a greater demand for vessel services as repair and remediation activities take place. Operations in any market may be affected by seasonality often related to unusually long or short construction seasons due to, among other things, abnormal weather conditions, as well as market demand associated with increased drilling and development activities.

We are subject to international safety standards and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the International Safety Management Code, or the ISM Code, promulgated by the IMO under SOLAS. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of vessels and describing procedures for dealing with emergencies. In addition, vessel classification societies impose significant safety and other requirements on our vessels.

The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of the vessels that we have agreed to acquire were or will be ISM Code-certified when delivered to us. However, if we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends, if any, in the future. If any of our vessels are denied access to, or are detained in, certain ports as a result of non-compliance with the ISM Code, our revenues may be adversely impacted.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

Our business has inherent operational risks, which may not be adequately covered by insurance.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. We procure insurance for the vessels in our fleet employed under time charters against those risks that we believe the shipping industry commonly insures against. This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks and crew insurance, and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence.

We maintain hull and machinery insurance, protection and indemnity insurance for our vessels, which provides environmental damage and pollution insurance coverage, and war risk insurance for our fleet. We do not maintain, for our vessels, insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future, and we may not be able to obtain certain insurance coverages. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay.

We cannot assure you that we will be adequately insured against all risks or that we will be able to obtain adequate insurance coverage at reasonable rates for our vessels in the future. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, charter terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Risk Related to Our Company

We are a recently formed company with a limited history of operations.

We are a recently formed company and have a limited performance record, operating history and historical financial statements upon which you can evaluate our operations or our ability to implement and achieve our business strategy. We cannot assure you that we will be successful in implementing our business strategy.

We may not be able to recharter or obtain new and favorable charters for our PSVs, which could adversely affect our revenues and profitability.

The vessels in our Initial Fleet are employed either on time charters with firm commitment periods or in the spot market. In addition, we have entered into two memoranda of agreement with BSI for our Newbuilding PSVs, for which we have not yet secured employment. As of the date of this prospectus, three of the PSVs from our initial fleet have time charters attached to them that are scheduled to expire, at the earliest, in November 2014, February 2015 and April 2018, respectively. Our ability to renew expiring charters or obtain new charters will depend on the prevailing market conditions at the time. Additionally, we employ, and expect to continue to employ, some of our vessels in the spot charter market, exposing us to fluctuations in the spot charter rates. The spot charter market may fluctuate significantly based upon PSV supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably.

If we are not able to obtain new charters, either on time charter or in the spot market, in direct continuation with existing charters or on newbuildings upon their delivery to us, or if new charters are entered into at rates substantially below the existing rates or on terms otherwise less favorable compared to existing charter terms, our revenues and profitability could be adversely affected and we may have difficulty meeting our obligations, including payments on indebtedness, or paying dividends in the future.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into, and may enter into in the future, various contracts, including charter agreements, shipbuilding contracts and credit facilities. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The failure of our charterers to meet their obligations under our charter agreements, on which we depend for our revenues, could cause us to suffer losses or otherwise adversely affect our business.

We expect to employ some of our vessels under medium- to long-term time charter agreements. The ability and willingness of each of our counterparties to perform their obligations under a time charter, spot charter or other agreement with us, will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the offshore supply industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our credit facilities.

We derive a significant amount of revenue from a relatively small number of customers, the loss of any of which could adversely affect our business and operating results.

For the period from October 17, 2013 (inception) to December 31, 2013, Statoil Petroleum AS accounted for all of our total revenues. The portion of our revenues attributable to any single customer may change over time, depending on the level of relevant activity by any such customer, our ability to meet the customer’s needs and other factors, many of which are beyond our control. In addition, our results of operations, financial condition and cash flows could be materially adversely affected if one or more of these customers decide to interrupt or curtail their activities, terminate their contracts with us, fail to renew existing contracts, and/or refuse to award new contracts, and we were unable to contract our vessels with new customers at comparable day rates.

In recent years, oil and natural gas companies, energy companies and drilling contractors have undergone substantial consolidation and additional consolidation is possible.

We cannot assure you that our board of directors will declare dividends.

Our board of directors will continue to assess our dividend policy and may in the future determine to pay dividends. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors, restrictions contained in our Credit Facility or other debt agreement that we may enter into in the future and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The offshore supply industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends. It may take substantial time following the closing of this offering before it would be possible for us to pay any dividends. Accordingly, it may take substantial time following the closing of this offering before it would be possible for us to pay any dividends.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. Our growth strategy contemplates that we will finance our acquisitions of additional vessels through debt financings or the net proceeds of future equity issuances on terms acceptable to us. If financing is not available to us on acceptable terms or at all, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends.

Under the terms of our Credit Facility we are not be permitted to pay dividends if there is a default or a breach of a loan covenant. Please see the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information relating to restrictions on our ability to pay dividends under the terms of our Credit Facility.

The Republic of Marshall Islands laws generally prohibit the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at all.

We may have difficulty managing our planned growth properly.

We are a newly incorporated company formed for the purpose of acquiring and operating PSVs, with an initial focus of operations in the North Sea. In addition to the six secondhand PSVs comprising our Initial Fleet, we have entered into two memoranda of agreement with BSI for our Newbuilding PSVs. One of our principal strategies is to continue to grow by expanding our operations and adding to our fleet. As our business grows, we intend to acquire additional PSVs and expand our activities in the North Sea and to the Barents Sea as well as broaden our focus, in the longer term, to other areas such as West Africa, the Gulf of Mexico and Brazil. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable PSVs, including newbuilding slots at reputable shipyards and/or shipping companies for acquisitions at attractive prices;

•	obtain required financing for our existing and new operations;

•	integrate any acquired PSV assets or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	enhance our customer base; and

•	improve our operating, financial and accounting systems and controls.

Our failure to effectively identify, acquire, develop and integrate any PSVs could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet in the PSV sector, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or debt issuances (with amortization payments), both of which could lower our available cash. If any such events occur, our financial condition may be adversely affected.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our commercial and technical managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.

Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, if we further expand our fleet, we will need to recruit suitable additional seafarers and shore-side administrative and management personnel. We cannot guarantee that we will be able to hire suitable employees as we expand our fleet. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

We may generate all our revenues and incur some of our operating expenses and general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our revenues and vessel operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability. Our operating results could suffer as a result.

We operate secondhand vessels, and we are exposed to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with our vessels could adversely affect our ability to obtain profitable charters.

While we have inspected the secondhand vessels which we have acquired, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, purchasers of secondhand vessels do not receive the benefit of warranties from the builders for the secondhand vessels that they acquire.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. While the vessels in our Initial Fleet are recently built PSVs, as our vessels age typically they will become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, operate in extreme climates, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new PSVs are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our business, results of operations, cash flows and financial condition could be adversely affected.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We conduct our operations through various subsidiaries. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred assets, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our operating subsidiaries in certain countries, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from these operations could be materially adversely affected.

Our subsidiaries may be subject to taxation in the jurisdictions in which their activities are conducted. The amount of any such taxation may be material and would reduce the amounts available for distribution to shareholders.

Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of the common shares arising in an investor’s particular situation under U.S. federal, state, local or foreign law.

We are dependent on our managers and their ability to hire and retain key personnel and our relationship with NAT and the NAT Group.

Our success depends to a significant extent upon the abilities and efforts of our manager, Scandic. Our success will depend upon our and our managers’ ability to hire and retain key members of our management team, including Herbjørn Hansson and Turid M. Sorensen. The loss of any of these individuals could adversely affect our business prospects and financial condition.

We are also dependent on our relationship with NAT and the NAT Group of companies, which will give us access to their relationships with major international charterers, lenders and oil companies. We will also have access to the NAT Group’s technical, commercial and managerial expertise, which we believe will allow us to compete more effectively and operate our vessels on a cost-efficient basis.

Difficulty in hiring and retaining personnel and maintaining a relationship with NAT and the NAT Group could adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.

Risks Related to Our Relationship with NAT and Its Affiliates

NAT will not provide any guarantee of the performance of our obligations nor will you have any recourse against NAT should you seek to enforce a claim against us.

Immediately following this offering and the planned Exchange Offer, NAT will beneficially own approximately     % of our common shares, but will not provide any guarantee of the performance of our obligations. Further, you will have no recourse against NAT should you seek to enforce a claim against us.

Our relationship with NAT may cause negative publicity.

Negative incidents that the NAT Group may incur could reflect poorly on us due to our relationship with NAT. This negative publicity may have unfavorable results for us.

NAT’s interests could diverge from ours, which could affect our performance.

Scandic, is a wholly owned subsidiary of NAT, which owns approximately 26% of our common shares. In addition, we have issued to NAT warrants with an exercise price of $15.00 for 833,333 of our common shares. The warrants do not become exercisable unless the trading price for our common shares exceeds certain levels for set periods of time. NAT announced on January 27, 2014 that its board of directors intends to declare a dividend composed of a portion of our common shares currently owned by NAT. We have also agreed to pay to NAT a success fee in the amount of $1.5 million for distribution to members of NAT’s management team and employees, contingent on the listing of our common shares on the NYSE. The combination of NAT’s share ownership in us, together with the warrants and the success fee are designed to align NAT’s interests with ours. Our interests and those of NAT are not identical, and conflicts of interest could arise between Scandic and NAT on the one hand and us on the other. Such conflicts of interest, should they occur, could negatively impact our performance.

Risks Related to Our Indebtedness

Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

Borrowing under credit facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our Credit Facility will bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the offshore supply vessel industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling PSVs; or

•	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our Credit Facility, our lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt.

We expect to be exposed to volatility in the London Interbank Offered Rate, or LIBOR, and we may enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

Our Credit Facility is advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, and will affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings.

We intend to selectively enter into derivative contracts to hedge our overall exposure to interest rate risk exposure. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs.

Our Credit Facility contains restrictive covenants which limit the amount of cash that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.

Our Credit Facility imposes operating and financial restrictions on us. These restrictions limit our ability, or the ability of our subsidiaries party thereto to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our Credit Facility or if there is another default under our Credit Facility;

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to certain vessels;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends to you if we determine to do so in the future, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

In addition, our Credit Facility requires us to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in our fleet. Should our charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under our Credit Facility would prevent us from borrowing additional money under our Credit Facility and could result in a default under our Credit Facility. If a default occurs under our Credit Facility, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets.

Risks Relating to Our Common Shares

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate and case law.

We are organized in the Republic of the Marshall Islands, which does not have a well-developed body of corporate or case law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can’t predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

We are incorporated in the Marshall Islands and certain of our officers and directors are non-U.S. residents. It may be difficult to serve legal process or enforce judgments against us, our directors or our management.

We are incorporated under the laws of the Republic of the Marshall Islands, and substantially all of our assets are located outside of the United States. Our business is operated primarily from our administrative offices in Norway and the United Kingdom. In addition, most of our directors and officers are non-residents of the United States, and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands, and the courts of the

Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Marshall Islands law, it may be impracticable for you to do so. See “Enforceability of Civil Liabilities and Indemnification for Securities Act Liabilities.”

An active and liquid market for our common shares may not develop or be sustained.

Our common shares currently trade on the Norwegian OTC List and there is currently no established trading market for our common shares in the United States. We intend to apply to list our common shares on the New York Stock Exchange. There is no guarantee that an active trading market will develop. Shareholders therefore have limited access to information about prior market history on which to base their investment decision. If an active trading market for our common shares does not develop, the price of our common shares may be more volatile and it may be more difficult and time consuming to complete a transaction in common shares, which could have an adverse effect on the price of the common shares.

Even if an active trading market for our common shares develops, the market value for our common shares may be highly volatile and could be subject to wide fluctuations after this offering and our planned Exchange Offer, and we cannot predict the price at which our common shares will trade.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per common share will be higher than our pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per common share that exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your common shares than the amounts paid by our existing shareholders. Assuming an offering price of $         per common share, you will incur immediate dilution in an amount of $         per common share. See “Dilution.”

The price of our common shares may be highly volatile.

The market price of our common shares has fluctuated since the listing on the Norwegian OTC List in November 2013 and may continue to fluctuate in response to many factors, such as actual or anticipated fluctuations in our operating results and those of other public companies in our industry, market conditions in the offshore supply vessel industry, the failure of securities analysts to publish research about us after this offering, changes in financial estimates by securities analysts, economic and regulatory trends, rumors concerning us or our competitors and other factors, many of which are beyond our control. Since November 2013, the market price for our common shares, as reported by the Norwegian over-the-counter system, has varied between NOK93.0 (approximately $15.63) and NOK104.50 (approximately $17.56).

The initial public offering price for the common shares will be determined by negotiations between us and the underwriters and may not be indicative of the market price of the common shares that will prevail in the U.S. trading market. The market price of our common shares may decline below the initial public offering price. An adverse development in the market price for our common shares could negatively affect our ability to issue new equity to fund our activities.

Future sales of our common shares could cause the market price of our common shares to decline.

The market price for our common shares could decline as a result of sales by existing shareholders of large numbers of our common shares after this offering, or as a result of the perception that such sales may occur. Sales of our common shares by these shareholders also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate. Of the common shares outstanding after giving effect to this offering,             shares will be freely tradable unless purchased by persons deemed our “affiliates,” as the term is defined in Rule 144 under the Securities Act, and             additional shares may be sold after the expiration of a lock-up agreement that our officers and directors and certain shareholders will enter into in connection with this offering, subject to registration under the Securities Act, compliance with the requirements of Rule 144 or the availability of an exemption from the registration requirements of the Securities Act. In addition, following the completion of this offering and our planned Exchange Offer, an additional             of our common shares may be available for trading in the U.S. markets and on January 27, 2014, NAT announced that its board of directors intends to declare a dividend composed of a portion of our common shares currently owned by NAT.

We may issue additional common shares or other equity securities without your approval, which could dilute your ownership interests and depress the market price of our common shares.

We may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or an equity incentive plan, without shareholder approval, in a number of circumstances.

Our issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:

•	our existing shareholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable on our common shares may decrease;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of our common shares may decline.

Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current board of directors, which could adversely affect the market price of our common shares.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

•	authorizing our board of directors to issue “blank check” preferred stock without stockholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	establishing certain advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at stockholder meetings;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of shareholders;

•

authorizing the removal of directors only for cause and only upon the affirmative vote of two-thirds of the votes cast at an annual meeting of shareholders by the holders of shares entitled to vote thereon; and

•	establishing supermajority voting provisions with respect to amendments to certain provisions of our amended and restated articles of incorporation and bylaws.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not

“emerging growth companies” as described under “Prospectus Summary—Implications of Being an Emerging Growth Company.” We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.

For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

Our costs of operating as a public company will be significant, and our management will be required to devote substantial time to complying with public company regulations.

Upon completion of this offering, we will be a public company, and as such, we will have significant legal, accounting and other expenses in addition to our initial registration and listing expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have imposed various requirements on public companies, including changes in corporate governance practices, and these requirements may continue to evolve. We and our management personnel, and other personnel, if any, will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley, subject to the reduced disclosure requirements for emerging growth companies set forth above. Our compliance with Section 404 may require that we incur substantial accounting expenses and expend significant management efforts.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income,” whereas rental income would generally constitute “passive income” to the extent not attributable to the active conduct of a trade or business. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We do not believe that we will be treated as a PFIC for any taxable year. However, our status as a PFIC is determined on an annual basis and will depend upon the operations of our vessels and our other activities during each taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our spot chartering and time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our spot chartering and time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year we become unable to acquire vessels in a timely fashion or if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders made an election available under the Internal Revenue Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences”), such shareholders would be liable to pay U.S. federal income tax upon excess distributions and upon any gain from the disposition of our common shares at the then prevailing income tax rates applicable to ordinary income plus interest as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. Please see the section of this prospectus entitled “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million from this offering (approximately $         million if the underwriters’ over-allotment option is exercised in full), in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based on an assumed initial public offering price of $         per share.

We intend to use approximately $78 million of the net proceeds of this offering towards the purchase of our Newbuilding PSVs. We also plan to use a portion of the net proceeds of this offering towards the payment of outstanding debt under our Credit Facility. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin of 2.50%, and the Credit Facility matures in December 2018. The outstanding borrowings of our Credit Facility have been used to finance the acquisition of our Initial Fleet, and we may borrow under our Credit Facility in the future to finance PSV acquisitions. We intend to use any remaining net proceeds of this offering for general corporate purposes, including vessel acquisitions, and working capital.

A $1.00 increase or decrease in the assumed initial public offering price of $         per common share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, to increase or decrease, respectively, by approximately $         million. In addition, we may also increase or decrease the number of common shares we are offering. Each increase of 1.0 million common shares offered by us, would increase net proceeds to us from this offering by approximately $         million. Similarly, each decrease of 1.0 million common shares offered by us would decrease the net proceeds to us from this offering by approximately $         million.

CAPITALIZATION

The following table sets forth our capitalization:

•	on an actual basis, as of December 31, 2013; and

•	on an adjusted basis, to give effect to the amount borrowed under our Credit Facility, as of April 15, 2014; and

•	on an as further adjusted basis to give effect to the issuance of common shares in this offering at an assumed initial public offering price of $ per share.

There have been no significant changes to our capitalization since December 31, 2013, as so adjusted. The information set forth in the table assumes no exercise of the underwriters’ over-allotment option. Please read “Risk Factors” beginning on page 13 for a more complete discussion of risks and uncertainties that should be considered before investing in common shares. You should read this capitalization table together with the section of this prospectus entitled “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus.

	Actual	As Adjusted	As Further Adjusted
	U.S. dollars in thousands
Debt
Credit Facility(1)	—	40,000
Total debt	—	40,000
Shareholders’ equity
Common shares, $0.01 par value outstanding actual (16,666,666 shares), as adjusted (16,666,666 shares)(2)	167	167

Additional paid-in capital	243,224	243,224

Retained deficit	(70)	(70)

Shareholders’ equity	243,321	243,321

Total capitalization	243,321	243,321

(1)	The remaining availability under our Credit Facility is $20.0 million.
(2)	The number of common shares outstanding immediately after the offering is based on 16,666,666 common shares outstanding as of December 31, 2013. This does not include the 833,333 warrants that were issued to NAT as part of the Private Placement that are exercisable for our common shares on a one-to-one basis at an exercise price of $15.00 per share.

SHARE PRICE INFORMATION

Our common shares have traded on the Norwegian OTC List since November 28, 2013 under the symbol “NAO.” We intend to apply to have our common shares listed for trading on the NYSE under the symbol “NAO.”

The following tables set forth the high and low prices and the average daily trading volume for our common shares as reported on the Norwegian OTC List for the periods listed below. Share prices are presented in U.S. dollars per common share based on the Bloomberg Composite Rate on each day of measurement. On April 15, 2014, the exchange rate between the Norwegian Kroner and the U.S. dollar was NOK5.955 to one U.S. dollar based on the Bloomberg Composite Rate in effect on that date.

	Norwegian OTC List
	High	Low	Average Daily Trading Volume
	(U.S. dollars)	(U.S. dollars)
April 2014 (through and including April 15, 2014)	$17.46	$17.46	92
March 2014	$17.55	$16.62	7,507
February 2014	$16.96	$15.95	6,460
January 2014	$17.55	$16.29	11,928
December 2013	$16.62	$15.62	16,127
November 2013 (since November 28, 2013)	$17.55	$16.62	3,017

DIVIDEND POLICY

We have not yet paid any dividends to holders of our common shares but we intend to adopt a policy of declaring quarterly dividends to shareholders as decided by our board of directors. The dividend to shareholders could be higher than the operating cash flow or the dividend to shareholders could be lower than the operating cash flow after reserves as our board of directors may from time to time determine are required, taking into account contingent liabilities, including the cost of drydockings, the terms of our Credit Facility, our other cash needs and the requirements of Marshall Islands law.

Until the shares become traded on an established securities market in the United States, any dividends paid by us will be treated as ordinary income to a U.S. shareholder, and may continue to be so treated even after we become publicly traded. Please see the section of this prospectus entitled “Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions” for additional information relating to the U.S. federal income tax treatment of our dividend payments, if any are declared in the future.

In the event of a default or breach of covenants under our Credit Facility, we are restricted from paying dividends. Under such circumstances, we may not be able to pay dividends so long as we are in default or have breached certain covenants of our Credit Facility without our lenders’ consent or waiver of the default or breach. In addition, Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares); (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent.

In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that we have available for distribution as dividends. The PSV charter market is cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Factors beyond our control may affect the charter market for our vessels and our charterers’ ability to satisfy their contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid in the future. We are a recently formed company and have a limited performance record and operating history. Accordingly, it may take substantial time following the closing of this offering before it would be possible for us to pay any dividends in the future. We cannot assure you that we will be able to pay regular quarterly dividends, and our ability to pay dividends will be subject to the limitations set forth above and in the section of this prospectus titled “Risk Factors.”

DILUTION

As of December 31, 2013, we had net adjusted tangible book value of $         million, or $ per share. After giving effect to the sale of             common shares at an initial offering price of $             per share, deducting underwriting discounts and commissions and estimated offering expenses payable by us, and assuming that the underwriters’ over-allotment option is not exercised, the pro forma net adjusted tangible book value as of December 31, 2013 would have been $         million, or $         per share. This represents an immediate dilution in net adjusted tangible book value of $         per share to new shareholders and an immediate accretion of net adjusted tangible book value of $         per share to existing investors. The following table illustrates the pro forma per share accretion and dilution as of December 31, 2013:

Assumed initial public offering price per share	$
Net adjusted tangible book value per share before this offering	$
Decrease in net adjusted tangible book value per share attributable to new investors in this offering	$
Pro forma net adjusted tangible book value per share after giving effect to this offering	$
Dilution per share to new investors	$

Net adjusted tangible book value per common share is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of common shares outstanding. Dilution or accretion is the amount by which the offering price paid by the purchasers of our common shares in this offering will differ from the net adjusted tangible book value per common share after the offering. Dilution per share to new investors would be $         per share if the underwriters exercised their over-allotment option in full.

A $1.00 increase or decrease in the assumed initial public offering price of $         per common share would cause the pro forma net adjusted tangible book value to increase or decrease, respectively, by approximately $         million, or $         per common share. In addition, we may also increase or decrease the number of common shares we are offering. Each increase of 1.0 million common shares offered by us would increase the pro forma net adjusted tangible book value by approximately $         million or $         per common share. Similarly, each decrease of 1.0 million common shares offered by us would decrease the pro forma net adjusted tangible book value by approximately $         million or $         per common share.

The following table summarizes, on a pro forma basis as of December 31, 2013, the differences between the number of common shares acquired from us, the total amount paid and the average price per share paid by the existing holders of common shares and by you in this offering.

	Pro Forma Shares Outstanding		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
(Expressed in millions of U.S. dollars, except percentages and per share data)
Existing investors
New investors

Total

The above discussion and tables do not include the 833,333 warrants that were issued to NAT as part of the Private Placement that are exercisable for our common shares on a one-to-one basis at an exercise price of $15.00 per common share.

SELECTED FINANCIAL DATA

We were formed on October 17, 2013 for the purpose of acquiring and operating platform supply vessels in the oil and gas exploration industry. The following table summarizes our selected financial data for the period from October 17, 2013 (inception) to December 31, 2013.

The following table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements as of and for the period from October 17, 2013 (inception) to December 31, 2013 and related notes thereto included elsewhere in this prospectus. In accordance with standard shipping industry practice, we did not obtain from the seller historical operating data for the vessels that we acquired, as the data was not material to our decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels from the period before acquisition of them. Please see the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Lack of Historical Operating Data for Vessels before their Acquisition.”

From October 17 (inception) to December 31, 2013
All figures in thousands of USD except share data
Charter revenues	1,280
Charter expenses	(108)
Vessel operating expenses—excl. depreciation expense presented below	(686)
General and administrative expenses	(482)
Depreciation expenses	(262)
Net operating loss	(258)

Interest income	138
Other financial income	50

Total other income	188

Income tax	—

Net loss and comprehensive loss	(70)

Basic loss per share	(0.01)
Diluted loss per share	(0.01)
Basic weighted average number of common shares outstanding	8,772,166
Diluted weighted average number of common shares outstanding	8,772,166
Other financial data:
Net cash provided (Used in) by operating activities	(545)
Selected Balance Sheet Data (at period end):
Cash and cash equivalents	109,819
Total assets	245,382
Total long-term debt	—
Common shares	167
Total shareholders’ equity	243,321

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Financial Data” and the accompanying financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Please read “Risk Factors” and “Forward-Looking Statements.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

We were incorporated in the Republic of the Marshall Islands on October 17, 2013. As of the date of this prospectus, we have issued and sold 16,666,666 common shares in a Norwegian private transaction exempt from registration under the Securities Act for net proceeds of $243.5 million. From these net proceeds, we have made payments aggregating $265.7 million in connection with the purchase contracts for our Initial Fleet, which includes six secondhand platform supply vessels, or PSVs. Our Initial Fleet was delivered to us during December 2013 and January 2014. In February 2014, we entered into two memoranda of agreement for two newbuilding PSVs to be delivered to us during January 2015, at the earliest, for approximately $44.0 million each, or our Newbuilding PSVs. We have made payments aggregating $8.9 million due under the memoranda of agreements for our Newbuilding PSVs. As of April 11, 2014, we have a cash balance of $8.5 million.

For the period from October 17, 2013 (inception) to December 31, 2013 our operations are comprised of charters for the three vessels delivered. Revenue generating activities for these vessels commenced from December 7, December 16 and December 18 respectively. General and Administrative expenses are charged since the time of inception, October 17, 2013, and includes charges for establishing and operating a corporate structure for six vessels. As such the net loss presented for the period from October 17, 2013 (inception) to December 31, 2013 is not indicative for our future operations and profitability.

Lack of Historical Operating Data for Vessels before their Acquisition

Also, consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, neither we nor our affiliated entities conduct any historical financial due diligence process when we acquire vessels. Accordingly, neither we nor our affiliated entities have obtained the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated.

Acquisition and Operation of Vessels

Consistent with shipping industry practice, and after making considerations on applicable U.S. GAAP codification, we treat the acquisition of vessels (whether acquired with or without charter) from unaffiliated parties as the acquisition of an asset rather than a business. Our Initial Fleet and our Newbuilding PSVs were purchased from Blue Ship Invest AS, or BSI, a wholly owned subsidiary of Ulstein Shipping AS which is fully owned by the Ulstein Group ASA. At the time of purchase, the six vessels of the Initial Fleet that we acquired represented all of BSI’s operating vessels. Three of the six vessels had time charters at the time of delivery. Although vessels are generally acquired free of charter, upon acquisition, we entered into separate agreements, directly with the charterers, as the purchase of the vessels did not transfer the charters without the charterers’

consent. The three remaining vessels were free of charter at the time of delivery. We may, in the future, acquire some vessels with time charters attached.

When we purchase a vessel and renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager, if applicable;

•	obtain the charterer’s consent to a new flag for the vessel, if applicable;

•	arrange for a new crew for the vessel, if applicable;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	obtain new certificates for compliance with the safety and vessel security regulations of the flag state.

In connection with the acquisition of our Initial Fleet, we executed the tasks above, except for those instances highlighted as “if applicable” above. Management decided to enter into agreements with the same technical managers that were used by the seller and not to change flags of the vessels at the time of acquisition. Management may decide to change managers or flags at any point in time.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations:

Our vessel operating business is comprised of the following main elements:

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels requires the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

For our Initial Fleet, these operations will be instructed by management and carried out by our managers based on their respective agreements.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, such as the administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

For our Company, these processes are handled by management and our manager, Scandic. For our Initial Fleet, these elements will be instructed by management and carried out by our managers based on their respective agreements.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	rates and periods of charter hire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies.

Implications of Being an Emerging Growth Company

We had less than $1.0 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

the ability to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement for an initial public offering;

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.0 billion in “total annual gross revenues” during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The Following are Critical Accounting Policies We Have Adopted

Use of Estimates: Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The effects of changes in accounting estimates are accounted for in the same period in which the estimates are changed.

Revenue and Expense Recognition: Revenues and expenses for spot charters and time charters are recognized on the accruals basis. Revenues are generated from time charters and spot charters.

Charter revenues and expenses are recognized on a straight line basis over the duration of the contract with the charterer and, therefore, may be allocated between reporting periods based on the relative transit time in each period. The impact of recognizing charter expenses ratably over the length of each contract, if any, is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Probable losses on contracts are provided for in full at the time such losses can be estimated.

Accounting for Acquisition of Vessels: The Company performs analysis of the acquisition of a vessel in context of ASC 805, which defines a business for accounting principles generally accepted in the United States. The codification defines a business as “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members or participants.” Furthermore, subtopic ASC 805-10-55 provides implementation guidance to identify what constitutes a business. The Company considers each element of a business described in the subtopic (i.e. inputs, processes and outputs). A PSV is considered to be an input that is an economic resource in the form of a long-lived asset that has the ability to create outputs when processes are applied to it in the form of strategic, operational and resource management processes. The Company will try to identify any processes that were transferred from the seller with the vessel. If no processes are identified, and the Company accordingly is unable to identify any outputs, then the acquisition of the vessels from an unaffiliated party will be accounted for as an acquisition of an asset.

Vessels, Net: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct expenses incurred upon acquisition (including improvements, on site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for its initial voyage) less accumulated depreciation. Financing costs incurred during the construction period of the vessels are also capitalized and included in vessels’ cost based on the weighted-average method. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel. Depreciation is calculated based on cost less estimated residual value, and is provided over the estimated useful life of the related assets using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. Repairs and maintenance are expensed as incurred.

Drydocking: The Company’s vessels are required to be drydocked approximately every 60 months. The Company will capitalize a substantial portion of the costs incurred during drydocking, and amortize those costs on a straight line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. For the vessels acquired an estimated drydock cost of $200,000 has been allocated from the purchase price, and is depreciated over five years.

Impairment of Long-Lived Assets: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and fair value (calculated based on estimated discounted operating cashflow). In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily charter rate for the remaining operating days. The Company estimates the daily charter rate for the remaining operating days based on the historical average for similar vessels and utilizing available market data for current charter rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels’ maintenance and vessel operating expenses (including planned drydocking expenditures). The residual value used in the impairment test is estimated to be $1.5 million per vessel. If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value. Fair market value is calculated based on estimated discounted operating cashflow.

As of December 31, 2013, the Company has evaluated whether there are any circumstances indicating that the carrying amount of its assets may not be recoverable. The vessels are newly acquired, and the charter rates and newbuilding prices for PSVs have improved from the point of acquisition to the start of 2014. This has been demonstrated by improved rates for the Company’s vessels in the spot-market with renewed charters.

As of December 31, 2013, we incurred losses, but still determined that the market value of each of our vessels was greater than its carrying value, based on the developments described in this paragraph and that our losses were a result of expenses related to the establishment of the Company at the end of 2013.

A summary of significant accounting policies can be found in the financial statements and related notes, which form a part of this prospectus.

Liquidity and Capital Resources

Sources and Uses of Funds; Cash Management

We purchased six secondhand PSVs and we entered into two memoranda of agreement for two newbuilding PSVs to be delivered to us during January 2015, at the earliest, for approximately $44.0 million each, or our Newbuilding PSVs. Our Initial Fleet was delivered to us during December 2013 and January 2014. Our business is capital intensive and we intend to pay for these vessels with a combination of proceeds from the sale of our common shares and borrowings under one or more secured credit facilities, which will be collateralized by the vessels in our Initial Fleet. We anticipate that such credit agreements will bear interest based on LIBOR. Between November 15, 2013 and November 18, 2013, we issued and sold 16,666,666 common shares, par value $0.01 per share, in a Norwegian private transaction exempt from registration under the Securities Act for net proceeds of $243.5 million.

We expect to rely on operating cash flows as well as long-term borrowings under secured credit facilities and future equity offerings to implement our growth plan and dividend policy. On December 19, 2013, we entered into a revolving credit facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB for up to $60.0 million, or our Credit Facility. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin of 2.50% and the Company pays a commitment fee of 1% on any undrawn amounts. The maximum potential commitment fee payable on undrawn amounts is $600,000. The Credit Facility matures in December 2018. We have currently drawn down $40.0 million on the Credit Facility. The proceeds of our Credit Facility are expected to fund general corporate purposes as well as the purchase of PSVs. Four vessels from our Initial Fleet have been pledged as security under our Credit Facility. We believe that our current cash balance as well as operating cash flows and available borrowings under our Credit Facility will be sufficient to meet our liquidity needs for the next twelve months.

Our Credit Facility contains financial covenants which require us, among other things, to:

•	maintain minimum liquidity of the higher of either $10.0 million or $1.0 million per vessel that we operate;

•	maintain a minimum value adjusted equity amount of $135,000,000;

•	maintain a minimum value adjusted equity ratio of 45%; and

•	at all times maintain positive working capital on a consolidated basis.

Our Credit Facility also contains covenants which may limit, among other things, our ability to:

•	pay dividends to shareholders;

•	incur additional indebtedness, create liens or issue guarantees;

•	sell, transfer or lease certain of our assets or vessels;

•	make investments or capital expenditures;

•	reduce our share capital; and

•	undergo certain changes of more than 50% in our ownership, or a change in commercial manager.

Dividend Policy

We have not yet paid any dividends to holders of our common shares but we intend to adopt a policy of declaring quarterly dividends to shareholders as decided by our board of directors. The dividend to shareholders could be higher than the operating cash flow or the dividend to shareholders could be lower than the operating cash flow after reserves as our board of directors may from time to time determine are required, taking into account contingent liabilities, including the cost of drydockings, the terms of our Credit Facility, our other cash needs and the requirements of Marshall Islands law. Please see the section of this prospectus entitled “Dividend Policy.”

Prospective Financial Information

The Company does not as a matter of course make public projections as to future charter revenue, earnings, or other results. However, the management of the Company has prepared the prospective financial information set forth below to present the investor with an estimate of what amount of average daily revenue our vessels would need to earn in order to cover our vessel operating expenses and all other cash expenses, including interest expenses and general and administrative expenses. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Company’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of the Company. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this registration statement are cautioned not to place undue reliance on the prospective financial information.

Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The assumptions and estimates underlying the prospective financial information are inherently uncertain and, though considered reasonable by the management of the Company as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, risks and uncertainties, including the following: lack of operating history and other factors described in “Risk Factor” section of the registration statement. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this registration statement should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

The Company does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. Accordingly, the Company does not intend to update or otherwise revise the prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, the Company does not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions.

Additional information relating to the principal assumptions used in preparing the projections is set forth below.

Expected Break-Even Rates

The cash break-even rate is the average daily revenue our vessels would need to earn in order to cover our vessel operating expenses and all other cash expenses, including interest expenses and general and administrative expenses. The average duration of the contracts (including options) are just over two years with rates between approximately $25,000 and $29,000 per day per vessel. We expect our cash break-even rate to be about $12,000 per day. This is based on our budget for vessel operating expenses of $10,000 per day based upon budgets that were provided to us by Atlantic Offshore Management AS and Remøy Shipping AS, and estimated general and administrative costs and financial expenses of approximately $2,000 per day, which is based on estimated fees associated with salaries of administrative personnel, technology costs, advertising costs, travel costs and other administrative costs. These estimates were made based on our current financing and plans for operation of the Company.

Contractual Obligations

The following table sets forth our estimated commitments and obligations as of the date of this prospectus.

Contractual Obligations (in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Newbuilding PSVs(1)	79.2	79.2	—	—	—
Long-Term Debt Obligation(2)	40.0	—	—	40.0	—
Interest Payments(3)	5.4	1.1	3.2	1.1	—
Commitment Fees(4)	2.0	0.4	1.2	0.4	—
Success Fee(5)	1.5	1.5	—	—	—

Total	128.1	82.2	4.4	41.5	—

(1)	Refers to the outstanding amounts due under the memoranda of agreement for our Newbuilding PSVs.
(2)	Refers to our obligation to repay indebtedness outstanding under the Credit Facility.
(3)	Refers to estimated payments over the term of the indebtedness outstanding under the Credit Facility.
(4)	Refers to estimated commitment fees over the term of the indebtedness outstanding under the Credit Facility.
(5)	Refers to success fee which is contingent on stock listing of the Company at the NYSE.

This table does not include commercial, operational and technical management fees and expenses, which are approximately $340,000 per vessel per year.

The success fee is payable to NAT at the time of listing on the NYSE, NAT will distribute the compensation to the members of management and employees of NAT for successfully establishing the Company.

Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us primarily to the financial risks of changes in foreign currency exchange rates and interest rates as described below.

Interest Rate Risk: We are exposed to market risk from changes in interest rates related to the variable rate of borrowings under our Credit Facility. Amounts borrowed under the Credit Facility bear interest at a rate equal to LIBOR plus a 2.50%. Increasing interest rates could affect our future profitability. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company had no long term debt as of December 31, 2013.

Foreign Currency Exchange Risk: Charter revenues and charter expenses generated in for the period from October 17, 2013 (inception) to December 31, 2013 for the three delivered vessels were in Norwegian Kroner. For accounting purposes, expenses and revenue incurred or generated in currencies other than U.S. dollars are converted in U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a portion of our revenues and expenses may be incurred in currencies other than the U.S. dollar, our revenues or expenses may from time to time increase relative to each other as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2013, the net effect of a 1% adverse movement in U.S. dollar exchange rates would not have a material effect on our operating results.

We do not currently hedge movements in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.

Concentration of Credit Risk: Our PSVs are used for transporting supplies and equipment to and from offshore installations such as drilling rigs in the North Sea. The charterers consist of major oil companies. For the period from October 17, 2013 (inception) to December 31, 2013, Statoil Petroleum AS accounted for all of our total revenues.

INDUSTRY AND MARKET CONDITIONS

The offshore oil and gas support vessel market includes a variety of different vessels that serve different purposes. Platform supply vessels (PSV) and anchor handling tug supply (AHTS) vessels are the largest and most common offshore vessel segments and are the closest you get to a commodity segment in the offshore vessel market. The demand for PSVs and AHTS vessels is driven by exploration and production activity in the offshore oil and gas sector. PSVs are designed to transport supplies and equipment to drilling rigs and platforms. AHTS vessels are designed to handle anchors for drilling and accommodation rigs, to tow rigs to location, as well as to transport supplies and equipment. Both vessel types are also used to support pipelaying units, crane barges and construction vessels.

Demand for offshore assets fluctuate with the level of offshore exploration and production spending, or E&P spending, carried out by the major oil companies. The last decade, E&P spending has increased significantly, growing by about 15 to 20% per year on average. Future investment growth is expected to be at considerably lower levels (about 1 to 3% in 2014). Fuelled by a high oil price, the activity level offshore and the demand for support vessels are at a historically high level. However, as oil and gas exploration activities move further from shore and to more remote areas, the oil companies are dependent on a continued high oil price to make the discovered fields profitable to recover.

Demand for PSVs has historically been associated with the operational phase of oil and gas fields, and the PSV fleet was to a large extent employed in the North Sea. However, PSVs are becoming more and more relevant as a support vessel worldwide, as the oil and gas recovery is moving into deeper waters and more remote locations. Technology development in the drilling fleet is relevant for the demand of these vessels, as self-propelled, dynamic positioned ultra-deep water units (deep water semisubmersibles units and drillships), do not require anchorhandling and tug support, but need supplies and fuel. Another activity demanding support of PSVs is pipelaying, where PSVs are used to supply pipes and other supplies to the pipelaying vessels/barges. Larger and newer PSVs have seen an increased demand as oil companies have shown a preference for younger assets with new technology and equipment. The oil companies’ increased focus on health, safety and environmental issue, including reduced environmental impact, have also driven demand for a constant development of new and improved ship designs.

Key fundamental risks to the offshore support vessel market are the oil price and the size of the PSV fleet. A stable high oil price is a condition for new investments in offshore oil and gas fields, especially in remote areas, and a reduced oil price may reduce the activity level and the demand for support vessels. On the supply side, there is a risk that the PSV fleet becomes larger than the demand for vessels.

A current risk on the demand side is the oil companies reaction to the current high cost level for exploration and production. Oil companies are holding back new contracts to drilling rigs, and this may eventually lead to reduced utilization of the rig fleet and PSVs.

The PSV fleet will grow considerably the next few years. During the last two years, many new orders were placed for large PSVs. This is mainly driven by the expectation of deep water developments and the renewed optimism on behalf of the North Sea activity where PSVs often are employed in pools (not dedicated to one rig or field). The PSV orderbook is currently about 27% of the existing fleet. The medium and large vessels dominate the orderbook. For PSVs above 3,500 dwt, the orderbook is currently 59% of the existing fleet (262 vessels under construction, 442 existing vessels). About 58% of the vessels under construction are built at Asian shipyards, and few of these are built and equipped for North Sea operations. Similarly, 16% of the vessels in the orderbook are under construction at U.S. shipyards and intended for the U.S. Gulf of Mexico market.

The North Sea, and particularly the Norwegian sector, has the world’s most demanding requirement for chartered vessels, both technically and operationally. PSVs that are designed to operate in the North Sea differ from other vessels that operate globally in a number of ways. Operators in the North Sea typically source PSVs of 3,500 dwt and above and operators on the Norwegian Continental Shelf (NCS) have the most stringent requirements for the vessels. Examples of term requirements typical for the North Sea, which are typically not required in other areas, are single cabins, low emission, comfort class, clean class, diesel-electric or dual fuel engines, standby rescue certification, Oilrecovery NOFO 2009 and De-Ice/Ice Class for northern areas.

Vessels constructed at non-European yards generally do not meet the requirements of Norwegian charterers, however there are several examples of non-European built vessels being built for, or converted to meet, North Sea requirements.

The North Sea is an effective spot market where a majority of the most advanced vessels are trading. The North Sea fleet is currently comprised of 244 PSVs with greater than 3,000 dwt capacity. Almost 80% of the fleet is fixed on term contracts, and the remainder is trading in the spot market.

During 2013, the general market for offshore supply vessels strengthened substantially, especially for large PSVs and PSV utilization was around 90% for the year. During the traditionally strong summer season, the PSV day rates almost doubled as compared to those in 2012 (approximately USD 15,000 per day in 2012, approximately USD 30,000 per day in 2013). This positive development was primarily caused by increased demand, as exploration activity and activity on both new and mature oil fields was high during the year.

Fearnley expects the activity level to remain high in the coming years, as several new fields are being developed. Field development investment on the NCS is expected to increase by 40% over the next 4 years (NOK70 billion in 2014, NOK98 billion in 2018).

Available PSV vessels in the North Sea are also being chartered for international deep water activity (e.g. West Africa and Brazil) and offshore activity in Arctic areas (e.g. Canada and Russia).

Brazil is a region that has attracted many former North Sea vessels, and after a couple of years with few awards, Petrobras is again awarding multi-year contracts, and vessels are sailing to the region. We expect increased vessel demand in Brazil for supporting drilling rigs, floating production storage and offloading vessels (FPSOs) and subsea construction vessels. Increased frontier drilling in the Barents Sea has had a positive effect on the demand for PSVs, as lack of infrastructure in the region requires several PSVs per rig and the vessels are chartered for long term periods. In 2014, several PSVs have been awarded medium term, seasonal contracts in areas such as the Kara Sea and Pechoria Sea (east of the Barents Sea offshore northern Russia). Up to 15 vessels will leave the North Sea to support operations in these areas.

Statoil has recently awarded several medium-term charter contracts for the summer season of 2014. The vessels were fixed at high rate levels, above what was offered to Statoil for the similar period in 2012, indicating that vessel owners expect improving utilization and rate level in 2014. Vessels fixed for the Kara Sea were also chartered at a high rate levels, indicating the same.

We believe the demand for vessels in the Barents Sea, the Arctic regions and potentially offshore Greenland will continue. The demand for PSVs has increased and we expect continued improvements in the market for PSV operators in 2014. As the worldwide growth in the rig count is expected to outpace the growth of the PSV fleet in the coming years, the demand for PSVs should increase. Additionally, we believe there will be higher utilization for PSVs in the North Sea market during 2014 as vessels leave the North Sea for other regions. A potential risk is that good prospect in the North Sea market may attract more vessels to the region, jeopardizing the utilization needed to keep the day rates at high levels. For the right tonnage, the term market for PSVs remains strong in the region. The utilization and charter rates for modern vessels meeting the requirements on the NCS are today higher than the utilization and the charter rates of the overall North Sea fleet. Fleet growth since 2007 means that total fleet utilization is unlikely to reach the levels seen in 2007. For newer vessels however, utilization has been at 100% during certain periods in the last 12 months. For the European built medium size PSV segment, we expect rate levels on the NCS in 2015 for three to six months duration to remain at 2014 levels of about USD 25,000 to 30,000 per day.

BUSINESS

History and Development of the Company

Nordic American Offshore Ltd. was established on October 17, 2013 under the laws of the Republic of the Marshall Islands for the purpose of acquiring and operating platform supply vessels, or PSVs, with an initial focus of operations in the North Sea. PSVs are used for transporting supplies and equipment to and from offshore installations such as drilling rigs. During November 2013, we issued and sold 16,666,666 common shares, par value $0.01 per share, in a Norwegian private transaction exempt from registration under the Securities Act for net proceeds of $243.5 million. In November 2013, we purchased six secondhand PSVs for an aggregate purchase price of approximately $265.7 million. We refer to these six vessels as our Initial Fleet. Our Initial Fleet was delivered to us during December 2013 and January 2014. In February 2014, we entered into two memoranda of agreement for two newbuilding PSVs to be delivered to us during January 2015, at the earliest, for approximately $44.0 million each, or our Newbuilding PSVs. The PSV market is driven by the supply and demand activity in the offshore oil rig and platform sector and the availability of PSVs. The current orderbook for drilling rigs indicates record growth in the drilling rig fleet going forward, which may increase demand and create more opportunity for PSVs. As of the date of this prospectus, three of the PSVs from our Initial Fleet have time charters attached to them that are scheduled to expire, at the earliest, in November 2014, February 2015 and April 2018. The remaining vessels trade in the spot market.

Our Initial Fleet and our Newbuilding PSVs were purchased from Blue Ship Invest AS, or BSI, a wholly owned subsidiary of Ulstein Shipping AS which is fully owned by the Ulstein Group ASA. At the time of purchase, the six vessels of the Initial Fleet that we acquired represented all of BSI’s operating vessels. Three of the six vessels had time charters at the time of delivery. Upon acquisition, we entered into separate agreements, directly with the charterers, as the purchase of the vessels did not transfer the charters without the charterers’ consent. The three remaining vessels were free of charter at the time of delivery.

Following the completion of this offering, we expect to have $         million of available cash from the net proceeds of this offering, based on an initial public offering price of $         per share. As of the date of this prospectus, we have paid a total of $265.7 million due under the purchase contracts for our Initial Fleet and $8.9 million due under the memoranda of agreement for our Newbuilding PSVs. We plan to use a portion of the net proceeds from this offering and the net proceeds from future equity or debt offerings or both, together with the amounts we expect to be available to us under our Credit Facility, as defined below, to fund the Newbuilding PSVs. Our fleet currently operates exclusively in the North Sea. Our intention is to acquire additional PSVs and develop a fleet that can expand its activities in the North Sea and to the Barents Sea as well as broaden its focus, in the longer term, to other areas such as West Africa, the Gulf of Mexico and Brazil. We currently have a five-year horizon to consider expanding outside of the North Sea and the Barents Sea. The main factors for our deciding to expand to other regions will be our level of success operating vessels in the North Sea and the Barents Sea, market conditions and the global demand for PSVs. The timing of these acquisitions has not been decided.

On December 19, 2013 we entered into a revolving credit facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB for up to $60.0 million, or our Credit Facility. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin of 2.50% and the Company pays a commitment fee of 1.00% on any undrawn amounts. The proceeds of our Credit Facility are expected to fund general corporate purposes as well as the purchase of PSVs. Four vessels from our Initial Fleet have been pledged as security under our Credit Facility.

Business Overview

Our primary objectives are to profitably grow our business and emerge as a successful owner and operator of PSVs. We intend to leverage the relationships, expertise and reputation of Nordic American Tankers Limited, or NAT, and the NAT Group of companies to manage, service and employ our fleet and to identify opportunities to expand our fleet through newbuildings and selective acquisitions.

Our Relationship with Nordic American Tankers Limited

NAT is engaged in seaborne transportation of crude oil products in the international shipping markets. As of the date of this prospectus, its fleet consisted of 20 modern wholly owned Suezmax tankers.

We believe that one of our principal strengths is our relationship with NAT and the NAT group of companies, which includes NAT’s wholly owned subsidiaries Scandic American Shipping Ltd., or Scandic, and Orion Tankers Ltd., or Orion, or collectively, the NAT Group. We have entered into a management agreement with Scandic for the supervision of the functions related to operating our PSVs and as interim provider of commercial management services. NAT, the parent company of Scandic, also owns approximately 26% of our outstanding common shares and has received warrants to purchase up to of our 833,333 shares at an exercise price of $15.00 per share. NAT announced on January 27, 2014 that its board of directors intends to declare a dividend composed of a portion of our common shares currently owned by NAT. In addition, we will pay to NAT for distribution to members of its management team and other employees a success fee in the amount of $1.5 million contingent on the listing of our common shares on the NYSE. We expect our relationship with NAT and the NAT Group of companies will give us access to their relationships with major international charterers, lenders and oil companies. We will also have access to the NAT Group’s technical, commercial and managerial expertise, which we believe will allow us to compete more effectively and operate our vessels on a cost-efficient basis.

In addition to our relationship with NAT itself, we believe there are opportunities for us to benefit from operational, chartering and shipyard-based synergies from our broader relationship with the NAT Group of companies, which includes Scandic. Scandic supervises the commercial and technical management of the 20 vessels owned by NAT and provides us with similar services for our PSVs.

Our Executive Chairman, Herbjørn Hansson, has been involved in the shipping and the offshore industries for nearly 40 years. He is also the founder and has been the Chairman and Chief Executive Officer of NAT since its establishment in 1995.

Our relationships with NAT and the NAT Group could lead to conflicts of interest. We can provide no assurances that we will realize any benefits from our relationship with NAT or the NAT Group. See “Risk Factors—Risks Related to Our Relationship with NAT and Its Affiliates”.

Competitive Strengths

We believe that we possess a number of competitive strengths in our industry, including:

Attractive Initial Fleet. Our Initial Fleet is comprised of six high-quality PSVs with an average age of 0.9 years and an aggregate carrying capacity of 25,242 dwt. We believe that it is an opportune time to acquire PSVs because PSVs are primarily used for servicing drilling rigs and, according to Fearnley, the orderbook for such drilling rigs is at an all-time high. Also, utilization rates of PSVs is on an upward trend, according to Fearnley, with average year-to-date levels of 92%, which are approaching peak usage rates of 95% from 2007.

Significant Available Liquidity to Pursue Acquisition and Expansion Opportunities. Following the completion of this offering, we expect to have $         million of available cash, including net proceeds of $         million from this offering based on an assumed initial public offering price of $         per share. We intend to use our available cash and borrowing capacity under the Credit Facility to pursue vessel acquisitions, including the acquisition of our Newbuilding PSVs, consistent with our business strategy. We believe that the current state of our balance sheet, financing capacity and future access to capital will allow us to make opportunistic acquisitions at attractive prices.

Experienced Management Team with an Established Track Record in the Public Market. Our management team has considerable depth of shipping and offshore industry expertise. Since 2004, under the leadership of the board of directors of NAT, including Herbjørn Hansson, our Executive Chairman, NAT has grown from an owner of three vessels in 2004 to an owner of 20 vessels as of the date of this prospectus. Mr. Tor-Øyvind

Bjørkli, our Chief Executive Officer, has over a decade of experience in the maritime industry and has spent the past eight years as a partner at RS Platou ASA’s offshore sale and purchase and newbuilding division. Ms. Turid M. Sørensen, our Chief Financial Officer, also holds a senior management position within NAT and has more than 29 years of experience in the shipping industry and has formerly worked for Skaugen PetroTrans Inc., Ugland Nordic Shipping ASA and Teekay Norway AS.

Access to Attractive Acquisition and Chartering Opportunities. We believe that NAT’s global relationships with shipping companies, charterers, shipyards, brokers, major oil companies and commercial shipping lenders will provide us with a commercial advantage in accessing attractive asset acquisitions, chartering and vessel financing opportunities. In addition, we believe that NAT’s reputation as a creditworthy counterparty and proven ability to raise capital and execute vessel purchase transactions in a timely manner will provide us with access to acquisition opportunities on attractive terms.

Vessel Opportunities with Major Oil Companies. We believe that the NAT Group’s experience with the management of vessels and its reputation in the industry as an operator with high safety and quality operating standards will be important in establishing and retaining charters with major oil companies that are looking for reliable and responsible operators to meet their exacting standards for vessel chartering and day-to-day operations.

Our Business Strategies

Our primary objectives are to profitably grow our business and achieve success as an owner and operator of PSVs. The key elements of our strategy are:

Expanding Our Fleet Through Opportunistic Acquisitions of High-quality Vessels at Attractive Prices. We intend to acquire additional modern secondhand PSVs and develop a fleet that can expand its activities in the North Sea and to the Barents Sea as well as broaden its focus, in the longer term, to other areas such as West Africa, the Gulf of Mexico and Brazil. We currently have a five-year horizon to consider expanding outside of the North Sea and the Barents Sea. The main factor for our expansion to other regions will be our level of success operating vessels in the North Sea and the Barents Sea and the market conditions and the global demand for PSVs. We have maintained a strong relationship with Ulstein Shipping AS, or Ulstein, an unrelated party, which holds 4% of our outstanding common shares, which is known for developing highly advanced vessels for offshore segments. When evaluating acquisitions, we will consider and analyze, among other things, our expectation of fundamental developments in the offshore oil and gas exploration industry, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached. We believe that these circumstances combined with our management’s knowledge of the shipping industry and our relationship with Ulstein presents an opportunity for us to grow our fleet at favorable prices.

Optimizing Vessel Revenues through a Combination of Time Charters and Spot Market Exposure. We intend to employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters as the charter market improves, to reduce downside risks and increase cash flows and future dividend capacity. We believe that a strategy of mixed employment of our vessels through the spot market and fixed time charters will create the most sustainable form of revenue growth for our Company.

Focusing on Platform Supply Vessels Based on the Experience and Expertise of Our Management Team in the International Offshore and Shipping Industries. We believe that major international drilling rig and oil exploration companies seek transportation partners that are financially stable and have a reputation for reliability, safety and high environmental and quality standards. We intend to leverage the operational expertise and customer base of the NAT Group and the members of our management team in order to further expand these relationships with consistent delivery of superior customer service.

Reducing Operating and Corporate Expenses. Pursuant to the management agreement that we have entered into, Scandic will have the daily administrative responsibility and supervise the Company’s functions to ensure that strategies set by our board of directors are followed. We believe that Scandic will be able to provide these services at costs that are lower than what we could achieve by performing these functions in-house.

Maintain a Balance Sheet with a Moderate use of Leverage. We plan to finance our Initial Fleet, Newbuilding PSVs and future vessel acquisitions with a mix of debt and equity, but intend to maintain moderate levels of leverage over time, in an amount not to exceed approximately 20% of the carrying value of the Company’s vessels, collateralizing its indebtedness on a consolidated basis, even though we may have the capacity to obtain additional financing. By maintaining moderate levels of leverage, we expect to retain greater flexibility than our more leveraged competitors to operate our vessels under shorter spot or period charters. Charterers have increasingly favored financially solid vessel owners, and we believe that our balance sheet strength following this offering will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which have also recently displayed a preference for contracting with well capitalized counterparties.

Our Fleet

The following table summarizes key information about our Initial Fleet as of the date of this prospectus:

Vessel Name	Year Built	Type of Charter/ Charterer	Capacity (dwt)	Cargo Deck Area (sq. meters)	Delivered to NAO	Earliest/Latest Charter Expiration
Blue Fighter	2012	Time Charter/Apache North Sea Limited(1)	4,200	850	January 2014	February 2015 / February 2016
Blue Prosper	2012	Time Charter/Apache North Sea Limited(1)	4,242	850	January 2014	November 2014 / November 2015
Blue Power	2013	Time Charter/BG International Limited(2)	4,200	850	January 2014	April 2018/ April 2020
Blue Thunder	2013	Spot Charter/Statoil Petroleum AS(3)	4,200	850	December 2013	June 2014/ December 2014
Blue Guardian	2013	Spot Charter/Statoil Petroleum AS(3)	4,200	850	December 2013	July 2014/ January 2015
Blue Protector	2013	Spot Charter/Statoil Petroleum AS(4)	4,200	850	December 2013	July 2014/ October 2014

(1)	This charter agreement contains one optional extension period of one year that must be exercised by the charterer 30 days before the end of the charter period.
(2)	This charter agreement contains two optional extension periods of one year each that must be exercised by the charterer 90 days before the end of the charter period.
(3)	This charter agreement contains two optional extension periods of three months each that must be exercised by the charterer one month before the end of the charter period.
(4)	This charter agreement contains three optional extension periods of one month each that must be exercised by the charterer one month before the end of the charter period.

Employment of Our Fleet

Three of the vessels in our Initial Fleet are currently employed on time charters with firm commitment periods and the remaining three vessels in our Initial Fleet are employed in the spot market, which we believe provides us with the benefits of stable cash flows and high utilization rates, while enabling us to capture increased profit margins during periods of improvements in PSV charter rates. Our Initial Fleet is currently employed by and is providing services for Apache North Sea Limited, BG International Limited and Statoil Petroleum AS. The average duration of the contracts (assuming options are exercised) is just over two years with rates between approximately $25,000 and $29,000 per day per vessel. The contractual charter rates are in British Pounds and Norwegian Kroner. Because our charter revenue is paid in currencies other than the U.S. dollar, our average charter rate may from time to time increase or decrease as a result of fluctuations in exchange rates.

Management of Our Business

The technical management of our vessels is provided by independent vessel management companies under the supervision of Scandic. Scandic also provides all general and administrative services including all services relating to the capital markets. In the interim period, Scandic has also provided commercial management services until we hire a chartering manager. Upon the appointment of the chartering manager, we plan to have management provide our commercial management services. The ship management firms Atlantic Offshore Management AS and Remøy Shipping AS provide technical management services for our Initial Fleet. We are currently in a 90-day notice period for the termination of the technical management services agreement with Atlantic Offshore Management AS. We plan to appoint Remøy Shipping AS as the technical manager of all of the vessels of our Initial Fleet after the expiration of this notice period.

The compensation paid to Scandic and to the technical management companies are in accordance with industry standards. For further information, please see the financial statements and related notes which form a part of this prospectus.

Officers and Crewing

We currently have three employees. Our technical managers, Atlantic Offshore Management AS and Remøy Shipping AS, will be responsible for identifying, screening and recruiting, directly or through a crewing agent, the officers and all other crew members for our vessels.

Our Customers

We believe that developing strong relationships with the end users of our services allow us to better satisfy their needs with appropriate and capable vessels. A prospective charterer’s financial condition, creditworthiness, and reliability track record are important factors in negotiating our vessels’ employment.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. We compete primarily with other independent and state-owned offshore supply vessel owners. Our competitors may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of offshore supply vessels is highly fragmented and is divided among publicly listed companies, state-controlled owners and private ship owners.

Seasonality

Operating offshore supply vessels has traditionally been seasonal depending on the region of the world the vessels are operating. While we initially plan to operate exclusively in the North Sea we intend to expand to other areas such as the Barents Sea, West Africa, the Gulf of Mexico and Brazil. Operations in the North Sea are generally at their highest levels during the months from April through August and at their lowest levels from December through February primarily due to lower construction activity and harsh weather conditions affecting the movement of drilling rigs. Activity in the Gulf of Mexico, like the North Sea, is often slower during the winter months when construction projects and other specialized jobs are most difficult, and during the hurricane season from June through November, although following a hurricane, activity may increase as there may be a greater demand for vessel services as repair and remediation activities take place. Operations in any market may be affected by seasonality often related to unusually long or short construction seasons due to, among other things, abnormal weather conditions, as well as market demand associated with increased drilling and development activities. Seasonality should have moderate effects on the Company because most of our vessels are on time charter during periods that include some of the traditionally slower months.

Environmental and Other Regulations in the International Shipping Industry

Government regulation significantly affects the ownership and operation of our fleet. We are subject to international conventions and treaties and national, state and local laws and regulations relating to safety and health and environmental protection in force in the countries in which our vessels may operate or are registered. These regulations include requirements relating to the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements may entail significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, harbor master or equivalent), classification societies; flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulations that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by ships, or the IMO, has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the related Protocol of 1978 relating thereto, which has been updated through various amendments (collectively, “MARPOL”). MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels will operate.

MARPOL is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship’s repair and maintenance. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO’s Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the previous cap of 4.50%). By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain “Emission Control Areas”, or “ECAs”. By July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea, the North Sea and certain coastal areas of North America and areas of the United States Caribbean Sea are designated ECAs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the United States Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

As of January 1, 2013 MARPOL made mandatory certain measures relating to energy efficiency for ships. This included the requirement that all new ships utilize the Energy Efficiency Design Index, or “EEDI”, and all ships use the Ship Energy Management Plan (SEEMP).

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

We believe that all our vessels will be compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Ballast Water Management

IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force, but it is close. Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention entered into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date ‘existing’ vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

Safety Management System Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. Certain amendments were made to SOLAS in May 2012, and entered into force January 1, 2014. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners. We believe that all our vessels will be in substantial compliance with SOLAS and LL Convention standards.

Under Chapter IX of SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by classification societies under the authority of each flag state, under the ISM Code. SSM has or will obtain documents of compliance for their offices and will obtain safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance, or the DOC, and safety management certificate, or the SMC, are renewed every five years, but the DOC is subject to audit verification annually and the SMC at least every 2.5 years.

Pollution Control and Liability Requirements

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

IMO regulations also require owners and operators of vessels to adopt shipboard oil pollution emergency plans and/or shipboard marine pollution emergency plans for noxious liquid substances in accordance with the guidelines developed by the IMO.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates and reports on flag states based on factors such as sufficiency of infrastructure, ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory ship surveys, casualty investigations and participation at IMO and ILO meetings. All of our vessels will be flagged in the Marshall Islands. Marshall Islands flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators. Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. Each of our vessels will be ISM Code certified. However, there can be no assurance that such certificate will be maintained.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. OPA applies to oil tankers (which are not operated by us), as well as non-tanker ships with respect to the fuel oil, or bunkers, used to power such ships. CERCLA also applies to our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment thereof;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources;

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $854,400 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Clean Water Act (Section 311 (c) or (e)) or the Intervention on the High Seas Act. The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the U.S. Coast Guard’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all existing and future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA and U.S. Coast Guard, or USCG, have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record keeping and reporting requirements to ensure the effluent limits are met. The First Vessel General Permit was issued in 2003 (the “2003 VGP”) and was effective until December 19, 2013. In March 2013, the EPA re-issued the Vessel General Permit, the “2013 VGP”, which took effect December 19, 2013. The 2013 VGP also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers and requires the use of environmentally acceptable lubricants. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, including restrictions on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The Coast Guard ballast water standards are consistent with those adopted by the IMO in 2004. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

In addition, under §401 of the CWA, the VGP must be certified by the state where the discharge is to take place. Certain states have enacted additional discharge standards as conditions to their certification of the VGP. These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive. The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

The U.S. Clean Air Act of 1970, including its amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations relating to emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

Compliance with future EPA and U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union (EU) amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that entered into force in January 2013. Currently operating ships are required to develop SEEMPs, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The EU has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. The EU has also made a unilateral commitment to reduce overall greenhouse gas emissions from its member states by 20% of 1990 levels, and has committed to reduce its emissions by 20% under the Kyoto Protocol’s second period, from 2013 to 2020. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, has adopted regulations to limit greenhouse gas emissions from certain mobile sources and has proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that limits change may result in sea level changes or more intense weather events.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 came into force on August 20, 2013 and we are in compliance with these results.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•

on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of a ship security plan;

•	ship identification number to be permanently marked on a vessel’s hull;

•

a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Any vessel operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet will comply with applicable security requirements. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class”, signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a ship owner’s request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Vessels under five years of age can waive drydocking in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (the IACS). In 2012, the IACS issued draft harmonized Common Structure Rules, that align with the IMO goals standards, and they are expected to be adopted in winter 2013. All our vessels will be certified as being “in class” by the American Bureau of Shipping, or ABS, and Det Norske Veritas, or DNV, major classification societies. All new and secondhand vessels that we acquire must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

The operation of any offshore supply vessel includes risks such as mechanical and structural failure, hull damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

We plan to maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, and freight, demurrage and defense cover for our fleet in amounts that we believe to be prudent to cover normal risks in our operations. However, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. In addition, while we believe that the insurance coverage that we plan to obtain will be adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risk Insurance

We have obtained marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of the vessels in our fleet. However, our insurance policies contain deductible amounts for which we will be responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss or the constructive total loss of a vessel. The agreed deductible on each vessel averages approximately $150,000.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure liabilities to third parties in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our P&I coverage will be subject to and in accordance with the rules of the P&I Association in which the vessel is entered. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Our coverage is expected to be limited to approximately $6.5 billion, except for pollution which is limited $1 billion and passenger and crew which is limited to $3 billion.

We expect that our protection and indemnity insurance coverage for pollution will be $1 billion per vessel per incident. The thirteen P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I Association has capped its exposure to this pooling agreement at $6.5 billion. As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We expect to be able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

Legal Proceedings

To our knowledge, we are not currently a party to any lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had, a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

Properties

Other than our vessels (including the contracts for the construction thereof), we do not own any material property.

Exchange Offer

Concurrently with the closing of this offering, we plan to commence an offer to exchange the unregistered common shares previously issued in the Private Placement, other than common shares owned by NAT and other affiliates of ours, for common shares that have been registered under the Securities Act. The Exchange Offer will be made only by means of a prospectus and a related letter of transmittal. We expect the Exchange Offer to remain open at least 20 business days.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors currently consists of five directors and is elected annually on a staggered basis. Each director elected holds office for a three-year term or until his successor is duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The initial term of office of each director is follows: our Class A directors will serve for a term expiring at the first annual meeting of shareholders to be held in 2014, our Class B directors will serve for a term expiring at the second annual meeting of shareholders to be held in 2015, and our Class C directors will serve for a term expiring at the third annual meeting of shareholders to be held in 2016. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed. The business address of each of our directors and executive officers listed below is Nordic American Offshore Ltd., Canon’s Court, 22 Victoria Street, Hamilton HM EX, Bermuda. We expect that all of our directors, other than Messrs. Hansson and Kelly, will be independent.

Name	Age	Position
Herbjørn Hansson	65	Executive Chairman and Class C Director
Tor-Øyvind Bjørkli	42	Chief Executive Officer
Turid M. Sørensen	53	Chief Financial Officer
Paul J. Hopkins	66	Class B Director
James Kelly	60	Class B Director
Marianne Lie	51	Class C Director
David M. Workman	53	Class A Director

Biographical information concerning the directors and executive officers listed above is set forth below.

Herbjørn Hansson, Executive Chairman and Class C Director

Herbjørn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and Harvard Business School. He has been our Executive Chairman since our inception. In 1974 he was employed by the Norwegian Shipowners’ Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world’s independently owned tanker fleet, excluding state owned and oil company fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Anders Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world’s largest owners of specialized shuttle tankers. UNS became a public company in 1993. While under Mr. Hansson’s management, UNS increased dividends paid to shareholders each year for nine years. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay, most recently as Vice Chairman of Teekay Norway AS, until he started working full-time for NAT on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of NAT since its establishment in 1995. NAT was listed on the NYSE in 1997. Since then, NAT has paid dividends 65 times, with total dividend payments of $44.55 per share from the fourth quarter of 1997 to the date of this prospectus. He also has been a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

Tor-Øyvind Bjørkli, Chief Executive Officer

Tor-Øyvind Bjørkli graduated from Vestfold University College with a Bachelor of Science degree in Marine Engineering in 1992. He completed the Royal Norwegian Naval Officer Training School in 1993 and his Master of Science degree at Norwegian University of Science and Technology in 1999. For the last eight years he has been a Partner with RS Platou ASA’s offshore sale and purchase and newbuilding division. Before joining RS Platou ASA, a major international offshore and shipbroking firm, he held the position as a Surveyor with the classification society, Det Norske Veritas’ (DNV GL) in the Miami office.

Turid M. Sørensen, Chief Financial Officer

Turid M. Sørensen has 29 years of experience in the shipping industry. She has been our CFO since our inception. She was appointed Executive Vice President & Chief Financial Officer of NAT on June 1, 2012. She previously served as Chief Financial Officer of NAT from February 6, 2006. Ms. Sørensen has a Bachelor’s Degree in Business Administration from the Norwegian School of Management, an M.B.A. in Management Control from the Norwegian School of Economics and Business Administration and has completed an Advanced Management Program from Harvard Business School. During the period from 1984 to 1987, she worked for Anders Jahre AS and Kosmos AS in Norway and held various positions within accounting and information technology. In the period from 1987 to 1995, Ms. Sørensen was Manager of Accounting and IT for Skaugen PetroTrans Inc., in Houston, Texas. After returning to Norway she was employed by Ugland Nordic Shipping ASA and Teekay Norway AS as Vice President, Accounting. From October 2004 until her appointment as Chief Financial Officer of NAT in February 2006, she served as the Treasurer and Controller of NAT.

Paul J. Hopkins, Class B Director

Paul J. Hopkins has been a director of the Company since its inception and was a director of NAT from June 2005 until December 13, 2013. Until March 2008, Mr. Hopkins was also a Vice President and a director of Corridor Resources Inc., a Canadian publicly traded exploration and production company. From 1989 through 1993 he served with Lasmo as Project Manager during the start-up of the Cohasset/Panuke oilfield offshore Nova Scotia, the first offshore oil production in Canada. Earlier, Mr. Hopkins served as a consultant on frontier engineering and petroleum economic evaluations in the international oil industry. Mr. Hopkins was seconded to Chevron UK in 1978 to assist with the gas export system for the Ninian Field. Previously, beginning in 1973, he was employed with Ranger Oil (UK) Limited, being involved in the drilling and production testing of oil wells in the North Sea. Through the end of 1972 he worked with Shell Canada as part of its Offshore Exploration Group.

James Kelly, Class B Director

James Kelly has been a director of the Company since its inception and a director of NAT since June 2010. Mr. Kelly has worked for Time Inc., the world’s largest magazine publisher, since 1978. He served as Foreign Editor during the fall of the Soviet Union and the first Gulf War, and was named Deputy Managing Editor in 1996. In 2001, Mr. Kelly became the magazine’s managing editor, and during his tenure the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMA for its contribution to the ABC News Series “Iraq: Where Things Stand.” In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities.

Marianne Lie, Class C Director

Marianne Lie has served as our Class C director since December 2013. Having broad international experience, she has been and still is a board member of several Norwegian companies mainly within the shipping, offshore business, energy and finance industries. She is a member of the shareholders Committee of the Central Bank of Norway. She was in the Norwegian Shipowners Association from 1988 until 1998, after which she was managing director of the Norwegian Branch of Vattenfall, a Swedish based energy group. Ms. Lie was also a board member of the Finnish energy group Fortum. She was managing director of the Norwegian Shipowners Association from 2002 to 2008. Ms. Lie has studied law and political science at the University of Oslo.

David M. Workman, Class A Director

David M. Workman has served as our Class A Director since December 2013. Mr. Workman was, until recently Chief Operating Officer and member of the Supervisory Board of Stork Technical Services having guided, as Chief Executive Officer, the sale of the RBG Offshore Services Group into the STS Group. Mr. Workman has 30 years of broad experience in the offshore sector ranging from drilling operations/field development through production operations and project management. He has worked with a wide variety of exploration and production companies in the sector and has balanced this with exposure to the service sector, working with management companies. As part of his experience with these different companies, he has had extensive exposure to the North Sea market. Mr. Workman graduated from Imperial College London in 1983 with a Masters in Petroleum Engineering and spent his early years as a Drilling/Production Operations Engineer with BP. In 1987 he joined Hamilton Brothers Oil and Gas who were early adopters of floating production systems. In 1993 he joined Kerr McGee as an operations manager for the Tentech 850 designed Gryphon FPSO, the first permanently moored FPSO in the North Sea. In 1996, Mr. Workman established the service company Atlantic Floating Production, which went on to become the management contractor and duty holder on the John Fredriksen owned Northern Producer and on the Petroleum Geo-Services (PGS) owned Banff FPF. In 2003, Mr. Workman was instrumental in founding Tuscan Energy which went on to redevelop the abandoned Argyll Field in the UK Continental Shelf. In 2009, Mr. Workman was appointed as Chief Executive Officer and led the sale of the RBG Group to Stork Technical Services in 2011.

Board of Directors and Committees

Immediately following the effectiveness of the registration statement of which this prospectus forms a part, we will establish an audit committee comprised of two independent members of our board of directors who will be responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Our audit committee will also be responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions will be subject to the approval of the audit committee. The initial members of the audit committee will be Marianne Lie and Paul J. Hopkins. We expect Marianne Lie to act as chairperson of the audit committee and qualify as an audit committee financial expert, as such term is defined under Regulation S-K promulgated by the SEC.

Our board of directors may, in the future, establish such other committees as it determines from time to time.

Corporate Governance Practices

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com. Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences.

Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As permitted under Marshall Islands law and our amended and restated bylaws, three members of our board of directors are independent according to the NYSE’s standards for independence.

Audit Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Exchange Act, our audit committee will consist of two independent members of our board of directors. Pursuant to our audit committee charter, the audit committee will confer with our independent registered public accounting firm and will review, evaluate and advise the board of directors concerning the adequacy of our accounting systems, our financial reporting practices, the maintenance of our books and records and our internal controls. In addition, the audit committee will review the scope of the audit of our financial statements and results thereof.

Corporate Governance Guidelines. The NYSE requires U.S. listed companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

Board of Directors and Executive Compensation

We currently have employment agreements with our Executive Chairman, Chief Executive Officer and Chief Financial Officer to be paid an aggregate amount of $680,000 per year. Under the terms of these employment agreements, either party may terminate the agreement with up to six months prior notice. Also, each of our non-executive directors will receive annual compensation in the amount of $37,500 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. We do not have a retirement plan for our officers or directors.

We believe that it is important to align the interests of our directors and management with that of our shareholders. Accordingly, after the completion of this offering and the planned Exchange Offer, we expect that our board of directors will consider issuing equity awards to provide incentives to our management in order to improve our business.

Employees

As of the date of this prospectus, we have three employees filling the positions of Chief Executive Officer, Chief Financial Officer and an employee at NAO UK.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management Agreement

We have entered into a management agreement with Scandic for the supervision of the commercial and technical management of our PSVs. Scandic provides similar services for the 20 vessels owned by NAT. NAT, the parent company of Scandic, also holds approximately 26% of our outstanding common shares. We will reimburse Scandic for all direct costs without mark-ups and pay Scandic an annual fee of $150,000 for 2014 and after delivery of our Newbuilding PSVs, Scandic’s fee is expected to increase depending on the size of the fleet.

Share Issuance

On October 17, 2013, we issued 500 common shares to NAT in connection with our initial capitalization for $500. At the close of the Private Placement we repurchased and canceled these 500 shares.

During November 2013, we issued and sold 4,333,566 common shares to NAT for $65.0 million as part of the Private Placement. These common shares are subject to a contractual lock-up until the earlier of twelve months from the completion of the Private Placement or a successful completion of this offering or public listing with the New York Stock Exchange. NAT, as an affiliate of ours, will not be eligible to participate in the Exchange Offer.

As part of the Private Placement, approximately 833,333 warrants exercisable for our common shares on a one-to-one basis were issued to NAT with an exercise price of $15.00 per common share. The warrants vest in 20% increments at each 10% increase in the volume weighted average price, or VWAP, of our common shares between increases of 25% to 65%. The VWAP must be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2.0 million above exercise levels. The warrants mature on December 31, 2015.

Success Fee

A success fee of $1.5 million was agreed to be paid by NAO to the members of management and employees of NAT contingent upon publicly listing the common shares of NAO on the NYSE.

Directors and Executive Officers

The directors and executive officers of the Company acquired a total of 102,600 common shares in the Private Placement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the information regarding the beneficial owners of 5% or more of our common shares and beneficial ownership of certain of our directors and officers as of the date of this prospectus. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.

The percentage of beneficial ownership upon consummation of this offering is based on 16,666,666 shares outstanding as of April 15, 2014 and gives effect to                 common shares sold in this offering, assuming the underwriters’ over-allotment option is not exercised in full.

	Common Shares Beneficially Owned Prior to this Offering		Common Shares to be Beneficially Owned After this Offering			Common Shares to be Beneficially Owned After this Offering and the full exercise of the underwriters’ over- allotment option
Name and Address of Beneficial Owner	Number	Percentage(1)	Number	Percentage		Number	Percentage
Nordic American Tankers Limited.(1)	4,333,566	26.0%	4,333,566		%	4,333,566		%
Omega Advisors Inc.(2)	2,666,700	16.0%	2,666,700		%	2,666,700		%
BHR Capital LLC(3)	1,333,300	8.0%	1,333,300		%	1,333,300		%
Tufton Oceanic Ltd.(4)	1,266,700	7.6%	1,266,700		%	1,266,700		%
Herbjørn Hansson		*		*			*
Turid M. Sørensen		*		*			*
Paul J. Hopkins		*		*			*

(1)	This does not include 833,333 warrants exercisable for our common shares on a one-to-one basis that were issued to NAT with an exercise price of $15.00 per common share. The warrants vest in 20% increments at each 10% increase in the volume weighted average price, or VWAP, of our common shares between increases of 25% to 65%. The VWAP must be above an exercise level for a minimum of 10 business days. The warrants mature on December 31, 2015.
(2)	The individual who exercises voting and investment power over these common shares is Mr. Leon G. Cooperman.
(3)	The individual who exercises voting and investment power over these common shares is Michael N. Thompson.
(4)	The individual who exercises voting and investment power over these common shares is Cato Brahde.
*	Represents less than 1% of our outstanding common shares both prior to and after this offering.

DESCRIPTION OF CAPITAL STOCK

The following is a description of material terms of our amended and restated articles of incorporation and amended and restated bylaws. Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our amended and restated articles of incorporation and bylaws, copies of which will be filed as exhibits to the Registration Statement of which this prospectus forms a part and may be obtained from us as set forth under “Where You Can Find Additional Information.”

Purpose

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Under our amended and restated articles of incorporation our authorized capital stock consists of 200,000,000 common shares, par value $0.01 per share, of which             shares will be issued and outstanding after the offering or common shares, if the underwriters exercise their over-allotment option in full, and 50,000,000 preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.

Share History

On October 17, 2013, we issued 500 common shares to NAT in connection with our initial capitalization.

Between November 15, 2013 and November 18, 2013, we issued 16,666,666 common shares, par value $0.01 per share in a Norwegian private transaction, the Private Placement, exempt from registration under the Securities Act. These common shares were initially sold in offshore transactions to non-U.S. persons pursuant to Regulation S under the Securities Act and in the United States to “qualified institutional buyers” as defined in, and in reliance on, Rule 144A of the Securities Act. At the close of the Private Placement we repurchased and canceled the 500 shares issued in connection with our initial capitalization.

Concurrently with the closing of this offering, we plan to commence an offer to exchange all of the unregistered common shares we previously issued in the Private Placement, other than common shares owned by NAT and other affiliates of ours, for common shares that have been registered under the Securities Act, which we refer to as the Exchange Offer. The Exchange Offer will be made only by means of a prospectus and a related letter of transmittal. See “Business—Exchange Offer.”

Common Shares

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution. Holders of common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares, which we may issue in the future.

Preferred Shares

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Warrants

As part of the Private Placement, approximately 833,333 warrants exercisable for our common shares on a one-to-one basis were issued to NAT with an exercise price of $15.00 per common share. The warrants vest in 20% increments at each 10% increase in the volume weighted average price, or VWAP, of our common shares between increases of 25% to 65%. The VWAP must be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2.0 million (cumulative) above exercise levels. The warrants mature on December 31, 2015.

NAT Dividend of Our Common Shares

NAT announced on January 27, 2014 that its board of directors intends to declare a dividend composed of a portion of our common shares currently owned by NAT.

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

Our amended and restated articles of incorporation require our board of directors to consist of at least one member. Upon the completion of this offering, our board of directors will consist of five members. Our amended and restated bylaws may only be amended by the vote of two-thirds of our entire board of directors.

Directors are elected annually on a staggered basis, and each shall serve for a three-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Directors may only be removed for cause and only upon the affirmative vote of two-thirds votes cast at an annual meeting of shareholders by the holders of shares entitled to vote thereon. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Shareholder Meetings

Under our amended and restated bylaws, annual meetings of shareholders will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called at any time by a majority of our board of directors or the chairman of our board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total number of votes eligible to be cast by holders of shares issued and outstanding and entitled to vote at such meetings shall constitute a quorum for the purposes of the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the common shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. We are also required to advance certain expenses (including attorney’s fees and disbursements and court costs) to our directors and officers and we may carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and this insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Effect of Certain Provisions of Our Amended and Restated Articles of Incorporation and Bylaws

Several provisions of our amended and restated articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 50,000,000 shares of “blank check” preferred stock. Our board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management and might harm the market price of our common shares. We have no current plans to issue any preferred shares.

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our amended and restated bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation also provide that our directors may only be removed for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent directors.

Limited Actions by Shareholders

Our amended and restated articles of incorporation and our amended and restated bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and our amended and restated bylaws provide that, unless otherwise prescribed by law, only a majority of our board of directors or the chairman of our board of directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder will be prevented from calling a special meeting for shareholder consideration of a proposal unless scheduled by our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the one year anniversary of the immediately preceding annual meeting of shareholders. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Classified Board of Directors

As described above, our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms beginning on the expiration of the initial term for each class. Accordingly, approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Business Combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of the Marshall Islands and “interested shareholders,” we have included these provisions in our amended and restated articles of incorporation. Specifically, our amended and restated articles of incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:

•	any person who is the beneficial owner of 15% or more of our outstanding voting shares; or

•

any person who is our affiliate or associate and who held 15% or more of our outstanding voting shares at any time within three years before the date on which the person’s status as an interested shareholder is determined, and the affiliates and associates of such person.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

•

any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding shares;

•	certain transactions that result in the issuance or transfer by us of any shares of ours to the interested shareholder;

•

any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

•

any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us or a subsidiary.

These provisions of our amended and restated articles of incorporation do not apply to a business combination if:

•	before a person became an interested shareholder, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

•

upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced, other than certain excluded shares;

•

at or following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our outstanding voting shares that is not owned by the interest shareholder;

•	the shareholder became an interested shareholder prior to the date of our amended and restated articles of incorporation, which was November 22, 2013;

•

a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

•

the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our amended and restated articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

•	a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);

•

a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

•	a proposed tender or exchange offer for 50% or more of our outstanding voting shares.

Transfer Agent

The registrar and transfer agent for our common shares is Computershare.

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States, including Delaware. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands, and we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware or other courts in the United States. Accordingly, you may have more difficulty in protecting your interests under Marshall Islands law in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law. The following table provides a comparison between statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware
Shareholder Meetings
Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held in or outside of the Marshall Islands.	May be held in or outside of Delaware.

Notice:	Notice:

•     Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

•   Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	• Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders’ Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without a meeting if consent is in writing and is signed by all the shareholders entitled to vote with respect to the subject matter thereof.	Any action required to be taken by a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the common shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Marshall Islands	Delaware
Shareholders’ Voting Rights (continued)

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

Number of board members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a by-law.	Number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment to the certificate of incorporation.

If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board of directors and so long as no decrease in the number shortens the term of any incumbent director.

Dissenter’s Rights of Appraisal

Shareholders have a right to dissent from any plan of merger or consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares.	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed shares are the offered consideration.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

• Alters or abolishes any preferential right of any outstanding shares having preference; or

• Creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares.

• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Marshall Islands	Delaware
Shareholders’ Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time the action is brought and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.	In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.

Such action shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of The Marshall Islands.

Attorneys’ fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the common shares have a value of less than $50,000.

TAXATION

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to us and the ownership of our common shares. This discussion does not purport to deal with the tax consequences relevant to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities or currencies, U.S. Holders, as defined below, whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who acquire our common shares in connection with this offering and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of our common shares.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel, LLP, the following are the material Marshall Islands tax consequences of our activities to us and of the ownership of our common shares to our shareholders. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders or on capital gains realized by our shareholders from the disposition of our shares.

U.S. Federal Income Tax Considerations

In the opinion of Seward & Kissel, LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences of the ownership of common shares to U.S. Holders and Non-U.S. Holders, each as defined below. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in this prospectus and assumes that we conduct our business as described herein.

U.S. Federal Income Taxation of the Company

We are not currently subject to any U.S. federal income tax on our income. However, in the future we may directly or through a subsidiary conduct activities which would give rise to U.S.-source income. Depending on the nature of those activities, we may be subject to U.S. federal income tax on all or a portion of the income from such activities.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a holder that for U.S. federal income tax purposes is a beneficial owner of common shares and is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common shares and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as foreign source dividend income and will generally constitute “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Until the common shares are publicly traded on the NYSE, any dividends paid by us will be treated as ordinary income to a U.S. Holder, and may continue to be so treated thereafter. Dividends paid on our common shares to certain non-corporate U.S. Holders will generally be treated as “qualified dividend income” that is taxable to such U.S. Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in detail below); (3) the non-corporate U.S. Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) certain other conditions are met.

There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of such non-corporate U.S. Holders. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” (generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in a common share) paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income” to a non-corporate U.S. Holder, then any loss derived by such non-corporate U.S. Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate U.S. Holders are currently eligible for reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds shares in a foreign corporation classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder holds our common shares, either

(1)	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

(2)	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, cash will be treated as an asset which is held for the production of passive income. In addition, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

We do not believe that we will be treated as a PFIC for any taxable year. However, our status as a PFIC is determined on an annual basis and will depend upon the operations of our vessels and our other activities during each taxable year. In making the determination as to whether we are a PFIC, we intend to treat the gross income we derive or are deemed to derive from the spot chartering and time chartering activities of us or any of our subsidiaries as services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below.

If we were to be treated as a PFIC for any taxable year, U.S. Holders would be required to report their ownership of our common shares to the IRS by filing an IRS Form 8621 with their U.S. federal income tax return for each such taxable year.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the Electing Holder’s tax basis in the common shares. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a timely QEF election for our common shares by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case after the listing of our common shares on the NYSE, our common shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount recognized. Any gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

(1)	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

(2)	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be “qualified dividend income”; and

(3)	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

U.S. Federal Income Taxation of “Non-U.S. Holders”

As used herein, the term “Non-U.S. Holder” means a holder that, for U.S. federal income tax purposes, is a beneficial owner of common shares (other than a partnership) that is not a U.S. Holder.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Dividends on Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

(1)	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States; in general, in the case of a Non-U.S. Holder entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

(2)	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

Income or Gains Effectively Connected with a U.S. Trade or Business

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, dividends on the common shares and gain from the sale, exchange or other disposition of the shares, that is effectively connected with the conduct of that trade or business (and, if required by an applicable U.S. income tax treaty, is attributable to a U.S. permanent establishment), will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, and the payment of gross proceeds on a sale or other disposition of our common shares, made within the United States to a non-corporate U.S. Holder will be subject to information reporting. Such payments or distributions may also be subject to backup withholding if the non-corporate U.S. Holder:

(1)	fails to provide an accurate taxpayer identification number;

(2)	is notified by the IRS that it has have failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or

(3)	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding with respect to dividend payments or other taxable distributions on our common shares by certifying their status on an applicable IRS Form W-8. If a Non-U.S. Holder sells our common shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder certifies that it is a non-U.S. person, under penalties of perjury, or it otherwise establish an exemption. If a Non-U.S. Holder sells our common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the Non-U.S. Holder is not a U.S. person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, a refund may generally be obtained of any amounts withheld under backup withholding rules that exceed the taxpayer’s U.S. federal income tax liability by filing a timely refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the common shares are held in an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, a Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations in respect of our common shares.

Other Tax Considerations

In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities. The amount of any such tax imposed upon our operations may be material.

SHARES ELIGIBLE FOR FUTURE SALE

        common shares, or         %, of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common shares to drop significantly, even if our business is doing well.

After this offering, we will have outstanding                 common shares. This includes the                 we are selling in this offering, which may be resold in the public market immediately. The remaining         %, or                 shares, of our total outstanding shares will become available for resale in the public market as shown in the chart below.

As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. Also, on January 27, 2014, NAT announced that its board of directors intends to declare a dividend composed of a portion of our common shares currently owned by NAT.

Number of shares / % of total outstanding	Date of availability for resale into public market
/ %	180 days after the date of this prospectus due to an agreement these shareholders have with the underwriters. However, the underwriters can waive this restriction and allow these shareholders to sell their shares at any time subject to the limitations imposed by the U.S. securities laws applicable to our affiliates.

/ %	Following the completion of the Exchange Offer, which we intend to commence concurrently with the closing of this offering, up to an additional common shares that were sold in the Private Placement may be available for trading in the U.S. markets. Any common shares held by persons other than affiliates of the Company for at least six months will become transferable under Rule 144 beginning 90 days following the pricing of this offering.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Pareto Securities AS are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

Pareto Securities AS

Total

The underwriters are offering the common shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. Any common shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the public offering price. Any such securities dealers may resell any common shares purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to $         per share from the public offering price. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             common shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of common shares offered by them.

We intend to apply to list our common shares on the New York Stock Exchange under the trading symbol “            ”.

We and all directors and officers, NAT and certain other existing holders of our common shares have agreed that without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares.

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. This agreement is subject to certain exceptions, including the previously announced dividend of our common shares currently owned by NAT. In addition, we and such other persons have agreed that, subject to certain exceptions, without the prior written consent of the representatives on behalf of the underwriters, we and such other persons will not, during the restricted period, in the case of the Company, file any registration statement with the Securities and Exchange Commission relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares, and, in the case of such other persons, make any demand for, or exercise any right with respect to, the registration of any common shares or any securities convertible into or exercisable or exchangeable for common shares.

The representatives, in their sole discretion, may release the common shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of the common shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

Morgan Stanley & Co. LLC (1585 Broadway, New York, New York), Credit Suisse Securities (USA) LLC (11 Madison Avenue, New York, New York), J.P. Morgan Securities LLC (15383 Madison Avenue, New York, New York) and Pareto Securities AS (Dronning Mauds gate 3, N-0115, Oslo, Norway) and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

The activities of Pareto Securities AS in the United States will be effected through Pareto Securities Inc. in accordance with Rule 15a-6 under the Exchange Act.

Pricing of the Offering

Our common shares currently trade on the Norwegian OTC List and there is currently no established trading market for our common shares in the United States. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares to be offered so as to enable an investor to decide to purchase any of our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Hong Kong

The common shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, common shares, debentures and units of common shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the common shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The common shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any common shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

ENFORCEMENT OF CIVIL LIABILITIES AND INDEMNIFICATION FOR

SECURITIES ACT LIABILITIES

We are incorporated under the laws of the Republic of the Marshall Islands, and we conduct operations in countries around the world. Most of the directors, officers and experts named in this prospectus reside outside the United States. In addition, substantially all of our assets and the assets of the directors, officers and experts are located outside the United States. As a result, it may not be possible for you to serve legal process within the United States upon us or any of these persons. It may also not be possible for you to enforce, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of such jurisdictions would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. See “Risk Factors—Risks Relating to Our Common Shares—We are incorporated in the Marshall Islands, which does not have a well-developed by of corporate and bankruptcy law” and “Risk Factors—Risks Relating to Our Common Shares—We are incorporated in the Marshall Islands and certain of our officers and directors are non-U.S. residents. It may be difficult to serve legal process or enforce judgments against us, our directors or our management.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

INDUSTRY AND MARKET CONDITIONS

The discussions contained under the heading “Industry and Market Conditions” have been reviewed by Fearnley Offshore Supply AS, or Fearnley, which has confirmed to us that such section accurately describes the PSV market as of the date of this prospectus.

The statistical and graphical information we use in such section has been compiled by Fearnley from its database and other industry sources. Fearnley compiles and publishes data for the benefit of its clients. In connection therewith, Fearnley has advised that (i) certain information in Fearnley’s database is derived from estimates or subjective judgments, (ii) the information in the databases of other maritime data collection agencies may differ from the information in Fearnley’s database and (iii) while Fearnley has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

LEGAL MATTERS

The validity of the common shares and certain other matters relating to United States federal income and Marshall Islands tax considerations and to Marshall Islands corporations law will be passed upon for us by Seward & Kissel LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The financial statements of Nordic American Offshore Ltd. included in this prospectus has been audited by Deloitte AS, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting. The address of Deloitte AS is Dronning Eufemias gate 14, 0191 Oslo, Norway.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our common shares offered by this prospectus. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments, including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement on Form F-1 we filed. Although we believe that we have accurately summarized the material terms of documents filed as exhibits to the registration statement, you should read those exhibits for a complete statement of their provisions. The registration statement on Form F-1, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Information Provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with U.S. GAAP and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer,” we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of any stock exchange on which our common shares may be listed in the future, those proxy statements will not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from Section 16 of the Securities Exchange Act and the rules under the Securities Exchange Act relating to, among other things, short swing profit reporting and liability.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the distribution of our common shares in this offering, other than underwriting discounts and commissions, will be as set forth in the table below. We will be responsible for paying the following expenses associated with this offering.

SEC Registration Fee		$14,812
Printing and Engraving Expenses	$	*
Legal Fees and Expenses	$	*
Accountants’ Fees and Expenses	$	*
NYSE Listing Fee	$	*
FINRA Fee		$17,750
Blue Sky Fees and Expenses	$	*
Transfer Agent’s Fees and Expenses	$	*
Miscellaneous Costs	$	*
Total	$	*

*	To be provided by amendment.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nordic American Offshore Ltd.

Majuro, Marshall Islands

We have audited the accompanying balance sheet of Nordic American Offshore Ltd. (the “Company”) as of December 31, 2013 and the related statements of operations, stockholders’ equity, and cash flows for the period from October 17, 2013 (inception) to December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Nordic American Offshore Ltd. as of December 31, 2013, and the results of its operations and its cash flows for the period from October 17, 2013 (inception) to December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte AS

Oslo, Norway

March 14, 2014

NORDIC AMERICAN OFFSHORE LTD.

STATEMENT OF OPERATIONS FOR THE PERIOD FROM OCTOBER 17, 2013

(INCEPTION) TO DECEMBER 31, 2013

All figures in USD ‘000, except share and per share amount

From Inception, October 17 to December 31,
2013
Charter Revenues	1,280
Charter Expenses	(108)
Vessel Operating Expenses—excluding depreciation expense presented below	(686)
General and Administrative Expenses	(482)
Depreciation Expenses	(262)

Net Operating Loss	(258)

Interest Income	138
Other Financial Income	50

Total Other Income	188

Income Tax	—

Net Loss and Comprehensive Loss	(70)

Basic Loss per Share	(0.01)
Diluted Loss per Share	(0.01)
Basic Weighted Average Number of Common Shares Outstanding	8,772,166
Diluted Weighted Average Number of Common Shares Outstanding	8,772,166

The footnotes are an integral part of these financial statements.

NORDIC AMERICAN OFFSHORE LTD.

BALANCE SHEET AS OF DECEMBER 31, 2013

All figures in USD ‘000, except share and per share amount

As of December 31,
2013
ASSETS
Current Assets
Cash and Cash Equivalents	109,819
Accounts receivable, net	1,160
Prepaid expenses	191
Inventory	319
Other Current Assets	516

Total Current Assets	112,005

Non-Current Assets
Vessels, Net	132,765
Other Non-Current Assets	612
Total Non-current Assets	133,377

Total Assets	245,382

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	981
Accounts Payable, related party	241
Accrued Liabilities	839

Total Current Liabilities	2,061

Long term debt	—

Total Liabilities	2,061

Commitments and Contingencies
SHAREHOLDERS’ EQUITY
Common shares, par value $0.01 per Share; 250,000,000 shares authorized, 16,666,666 shares issued and outstanding at December 31, 2013	167
Additional Paid-in Capital	243,224
Accumulated Deficit	(70)

Total Shareholders’ Equity	243,321

Total Liabilities and Shareholders’ Equity	245,382

The footnotes are an integral part of these financial statements.

NORDIC AMERICAN OFFSHORE LTD.

STATEMENT OF SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM OCTOBER 17, 2013 (INCEPTION) TO DECEMBER 31, 2013

All figures in USD ‘000, except number of shares

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated deficit	Total Shareholders’ Equity
Balance at October 17, 2013	—	—	—	—	—

Establishment, Marshall Islands	500	—	0.5	—	0.5
Private placement, net proceeds	16,666,666	167	243,224	—	243,391
Elimination of repurchased shares	(500)	—	(0.5)	—	(0.5)
Net Loss		—	—	(70)	(70)

Balance at December 31, 2013	16,666,666	167	243,224	(70)	243,321

The footnotes are an integral part of these financial statements.

NORDIC AMERICAN OFFSHORE LTD.

STATEMENT OF CASH FLOWS FOR THE PERIOD FROM OCTOBER 17, 2013 (INCEPTION) TO DECEMBER 31, 2013,

All figures in USD ‘000

From Inception, October 17 to December 31,
2013
Cash Flows from Operating Activities
Net Loss	(70)
Reconciliation of Net Loss to Net Cash Provided by Operating Activities
Depreciation Expense	262
Changes in Operating Assets and Liabilities:
Accounts Receivables	(1,160)
Inventory	(319)
Prepaid and Other Current Assets	(554)
Accounts Payable and Accrued Liabilities	1,055
Accounts Payable Related party	241
Other Non-Current assets	—

Net Cash Used in Operating Activities	(545)

Cash Flows from Investing Activities
Investment in Vessels	(133,027)

Net Cash Used in Investing Activities	(133,027)

Cash Flows from Financing Activities
Net Proceeds from Issuance of Common Shares	243,391

Net Cash Provided by Financing Activities	243,391

Net Increase in Cash and Cash Equivalents	109,819

Cash and Cash Equivalents at Inception	—

Cash and Cash Equivalents at the End of Period	109,819

Cash paid for interest	—
Cash paid for tax	—

The footnotes are an integral part of these financial statements.

NORDIC AMERICAN OFFSHORE LTD.

NOTES TO FINANCIAL STATEMENTS

(All amounts in USD ‘000 except where noted)

1.    Nature of Business

Formation

Nordic American Offshore Ltd. (“the Company”) was formed on October 17, 2013 under the laws of The Marshall Islands. On November 22, 2013 the Company completed a private placement of 16,666,666 shares of its common shares. The shares were issued at $15.00 per share and realized gross proceeds of $250.0 million.

The Company was listed on the Norwegian Over the Counter (“OTC”) Market on November 27, 2013 under the symbol “NAO”. The Company was formed for the purpose of acquiring and operating platform supply vessels (“PSVs”). The Company has a fiscal year end of December 31.

Vessel Acquisition

On November 18, 2013 the Company agreed to purchase six PSVs from Blue Ship Invest AS, a subsidiary of the Ulstein Group, for a contracted purchase price of NOK 272.5 million per vessel (in total approximately $267.3 million). At the time of agreement three of the six vessels were on charter contracts and the Company entered into separate agreements directly with the charterers, as the purchase of the vessels does not transfer the charter. Correspondingly the Company also entered into separate agreements directly with the technical managers, as the purchase of the vessels does not transfer the technical management contracts without the consents of the technical manager and the charterer. The terms of the charter agreements were in line with the market at the time we took delivery of the vessels. Accordingly the Company has not allocated any of the purchase price for the vessels to the charters. In February 2014 one of the contracts with a technical manager was terminated, we are currently in a 90-day notice period for the termination.

The Company compensated the seller for inventories on board at the time of delivery. No intellectual property was identified or transferred by the seller as part of the acquisitions. No employees of the seller were included as part of the transactions, and no other assets or liabilities were acquired or assumed. In addition to the agreed purchase price approximately $50,000 in acquisition related expenses were capitalized as Vessels, net.

The Fleet

As of December 31, 2013 the Company’s fleet consisted of three PX121 PSVs employed either on time charters or the spot market. A spot charter is defined as a contract with duration of up to one year; contracts with duration of over one year are referred to as time charters. The remaining three vessels were delivered in January 2014.

Vessel Name	Year Built	Type of Charter / Charterer	Capacity (dwt)	Cargo Deck Area (sq. meters)	Delivered to NAO	Earliest/Latest Charter Expiration
Blue Thunder	2013	Spot Charter / Statoil Petroleum AS	4200	850	December 2013	June 2014/ December 2014
Blue Guardian	2013	Spot Charter / Statoil Petroleum AS	4200	850	December 2013	July 2014/ January 2015
Blue Protector	2013	Spot Charter / Statoil Petroleum AS	4200	850	December 2013	July 2014/ October 2014

Employment and Operation of our Vessels

As of March 14, 2014, all of the six vessels are on contract employment to major oil and energy companies with an average duration (including options) of a little over two years with rates between $25,000 and $29,000 per day per vessel.

The Company’s direction is dictated by its Board of Directors, which make resolutions on all key decisions. The strategies are implemented and monitored by its management and Scandic American Shipping (“Scandic” or our “Manager”). The Manager has the daily administrative responsibility, and interim commercial and operational responsibility, for the vessels. The Manager has the overall responsibility for the supervision of the Company’s functions to ensure that strategies set by the Board of Directors are followed in all situations that can influence its profitability.

The commercial management of PSVs include, but is not limited to, procuring charter parties, managing the relationship with charterers, invoicing costumers and ensuring that the commercial strategy set by the Board of Directors is followed. The Company plans to employ its own personnel who will relieve the Manager and perform these services.

The operational management of PSVs includes, but is not limited to, supervising technical managers, collecting outstanding charter revenues, plan and execute drydockings, arranging insurance for the vessels and ensuring that the operational strategy set by the Board of Directors is followed. The Company has employed personnel who will relieve the Manager and perform these services.

Technical management of PSVs include, but is not limited to, vessel maintenance and ad-hoc repair, crewing and training, procuring vessel spares and stores supply, contingency response planning, onboard safety procedures auditing, vessel accounting, and vessel performance monitoring. The technical management is performed by two external parties in accordance with approved budgets and under the supervision and direction of the operational manager and Manager. In February 2014 one of the contracts with a technical manager was terminated.

2.    Summary of Significant Accounting Policies

Basis of Accounting: These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates: Preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The effects of changes in accounting estimates are accounted for in the same period in which the estimates are changed.

Foreign Currency Translation: The Company’s reporting and functional currency is U.S. dollar. The Company will generate revenues and incur cost in foreign currencies. Transactions in foreign currencies during the year will be translated into U.S dollars at the rates of exchange in effect at the date of the transaction. Balance sheet items will be translated at the rates of exchange in effect at the balance sheet date.

Revenue and Expense Recognition: Revenues and expenses for spot charters and time charters are recognized on the accruals basis. Revenues are generated from time charters and spot charters.

Charter revenues and expenses are recognized on a straight line basis over the duration of the contract with the charterer and, therefore, may be allocated between reporting periods based on the relative transit time in each period. The impact of recognizing charter expenses ratably over the length of each contract, if any, is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Probable losses on contracts are provided for in full at the time such losses can be estimated.

Vessel Operating Expenses: Vessel operating expenses include crewing, repair and maintenance, insurance, stores, lubricants, management fee, communication expenses and tonnage tax. These expenses are recognized when incurred.

Cash and Cash Equivalents: Cash and cash equivalents consist of highly liquid investments such as time deposits with original maturities of three months or less.

Accounts Receivable: Accounts and other receivables are presented net of allowances for doubtful balances. If amounts become uncollectable, they are charged against income when that determination is made.

Inventories: Inventories, which are comprised of bunker fuel and lubrication oil, are stated at the lower of cost or market, which is determined on a first-in, first-out (“FIFO”) basis. Bunker fuel on board at the time of delivery to a charterer is purchased by the charterer. The bunker fuel is recognized as a current or non-current receivable depending on the duration of the charter party as the bunkers is settled at the time of redelivery to the Company.

Vessels, Net: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct expenses incurred upon acquisition less accumulated depreciation. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel. Depreciation is calculated based on cost less estimated residual value, and is provided over the estimated useful life of the related assets using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. Repairs and maintenance are expensed as incurred. The vessels residual values and useful lifetime assumptions are reviewed at each balance sheet date, and where they differ significantly from previous estimates, depreciation charges are changed accordingly on a prospective basis.

Impairment of Long-Lived Assets: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and fair value (calculated based on estimated discounted operating cash flow). In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated time charter equivalent for the remaining operating days.

Drydocking: The Company’s vessels are required to be drydocked approximately every 60 months. The Company will capitalize a substantial portion of the costs incurred during drydocking, but only costs incurred directly as a result of the regulatory requirement to drydock, inspect and correct inspection findings. The capitalized costs will be amortized on a straight line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. For the vessels acquired an estimated drydock cost of $200,000 has been allocated from the purchase price, and will be depreciated over five years.

Other Comprehensive Income (Loss): The Company follows the guidance in Accounting Standards Codification (“ASC”) Topic 220, Comprehensive Income which requires separate presentation of certain transactions that are recorded directly as components of shareholders’ equity. No such transactions have occurred, thus the separate schedules have been omitted from these financial statements.

Geographical Segment: The Company currently operates all of its six vessels in the North Sea.

Fair Value of Financial Instruments: The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments.

Income Taxes: The Company is incorporated in The Marshall Islands. Under current legislation, the Company is not subject to corporate income taxes. Corporate income taxes may be imposed by nations in the regions where the Company operates.

Deferred Financing Costs: Finance costs, including fees, commissions and legal expenses, which are recorded as “Other non-current Assets” on the Balance Sheet are deferred and amortized on a straight-line basis over the term of the arrangement.

Share-Based Payments:

Share-Based Compensation: The compensation costs for all of the Company’s stock-based compensation awards are based on the fair value method as defined in ASC Topic 718, Compensation – Stock Compensation (FAS 123(R)).

Warrants issued as compensation: The fair value of the warrants has been determined based on the Black-Scholes valuation model with the significant non-observable input being the volatility in the stock and the probability of increase in the volume weighted average price, or VWAP. The volatility has been determined by analyzing nine comparative companies in the PSV segment over a period of ten years. The probability of meeting the exercise requirements presented in Note 3, including number of business days and trading volume, has been qualitatively considered by management. In addition to using the Black-Scholes valuation model, a dilution adjustment factor has been applied.

Interest Rate Risk: We are exposed to market risk from changes in interest rates related to the variable rate of the Company’s borrowings under our Credit Facility. Amounts borrowed under the Credit Facility bear interest at a rate equal to LIBOR plus a margin. Increasing interest rates could affect our future profitability. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has no long term debt as of December 31, 2013.

Foreign Currency Exchange Risk: Charter revenues and charter expenses generated in the period of operations in 2013 for the three delivered vessels were in Norwegian kroner. For accounting purposes, expenses and revenue incurred or generated in currencies other than U.S. dollars are converted in U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a portion of our revenues and expenses may be incurred in currencies other than the U.S. dollar, our revenues or expenses may from time to time increase relative to each other as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2013, the net effect of a 1% adverse movement in U.S. dollar exchange rates would not have a material effect on our operating results.

We do not currently hedge movements in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.

Concentration of Credit Risk: Our PSVs are used for transporting supplies and equipment to and from offshore installations such as drilling rigs in the North Sea. The charterers consist of major oil companies. For the period from October 17, 2013 (inception) to December 31, 2013, Statoil accounted for all of our total revenues.

Recent Accounting Pronouncements: There are no recent pronouncements issued whose adoption would have a material impact on the Company’s financial statements in the current period or are expected to have a material impact on future years.

3.    Shareholders’ Equity

Authorized, issued and outstanding common shares since inception:

	Authorized Shares	Issued and Outstanding Shares	Common Stock
	All figures in USD ‘000, except number of shares
Incorporation of company, October 17, 2013	1,000	500	—
Increased authorized share capital	249,999,000
Common Shares issued in Private Placement, November 22, 2013		16,666,666	167
Repurchase and cancellation of shares		-500	—

Balance	250,000,000	16,666,666	167

The Company was formed on October 17, 2013 under the laws of The Marshall Islands, with 1,000 common shares authorized and 500 common shares issued.

On November 21, 2013, the Company increased its authorized share capital from 1,000 common shares to 250,000,000 common shares, par value $0.01 per share.

On November 22, 2013 the Company issued 16,666,666 common shares in connection with the private placement that was completed on November 27, 2013 and raised $250.0 million gross proceeds.

As part of the Private Placement, the Company issued 833,333 warrants to NAT with an exercise price of $15.00 per common share. The warrants vest in 20% increments at each 10% increase in the VWAP, of our common shares between increases of 25% to 65%. The VWAP must be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2.0 million above exercise levels. The warrants mature on December 31, 2015.

The warrants are classified as a share-based compensation transaction with non-employees. The performance obligation was met upon completion of the Private Placement, and the fair value of the warrants was recognized in equity in accordance with subtopic ASC 505-50. The warrants were issued as payment for the services provided by the Nordic American Tankers Limited (“NAT”) in relation to the Private Placement; accordingly this is deducted from the equity as an issuance cost. The net impact on equity is accordingly $0.

At the close of the Private Placement we repurchased and cancelled the 500 shares issued in connection with our initial capitalization.

4.    Vessels

Vessels, net, consist of the carrying value of three vessels, which were acquired December 5, December 16 and December 17, 2013:

	Vessel cost	Dry Docking	Accumulated depreciation	Net book Value
	All figures in USD ‘000
Balance, October 17, 2013	—	—	—	—

Vessel acquisitions	132,427	600	—	133,027
Depreciation	—	—	(262)	(262)

Balance, December 31, 2013	132,427	600	(262)	132,765

All vessels are accounted for at the purchase price with a drydocking component of $200,000, which is deducted from the purchase price and depreciated until the first expected drydocking. The first expected drydocking is five years after the vessel was completed. The estimated useful life of each vessel is considered to be 25 years, and the estimated residual value is $1,500,000.

Accounting for Acquisition of Vessels

The Company performed an analysis of the acquisition of the six PSVs considering the guidance in ASC Topic 805, Business Combinations (“ASC 805”). ASC 805 defines a business as “An integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members or participants”. Furthermore subtopic ASC 805-10-55 provides implementation guidance to identify what constitutes a business. The Company considered each element of a business described in the guidance (i.e. inputs, processes and outputs). A PSV is considered to be an input that is an economic resource in the form of a long-lived asset that has the ability to create outputs when processes are applied to it in the form of strategic, operational and resource management processes. The Company did not identify any processes that were transferred from the seller with the vessels, and consequently were unable to identify any outputs that were a result of processes acquired with the vessels applied to the input. Based on these considerations the acquisition of the vessels from an unaffiliated party was accounted for as an acquisition of assets. For further information of the acquisition please see the “Vessel Acquisition” paragraph of Note 1.

5.    Long-Term Debt

Credit Facility:

On December 19, 2013, the Company entered into a $60.0 million revolving credit facility (“Credit Facility”) with a syndicate of lenders in order to secure available liquidity for general corporate purposes. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin of 2.5 % p.a. and the Company pays a commitment fee of 1.0 % p.a. on any undrawn amounts. The credit facility matures in December 2018.

Borrowings under the Credit Facility are currently secured by first priority mortgages on four of the Company’s vessels and assignments of earnings and insurance. Under the Credit Facility, the Company is subject to certain covenants requiring among other things, the maintenance of (i) a minimum value adjusted amount of equity (ii) a minimum value adjusted equity ratio (iii) a minimum level of liquidity (iv) a positive working capital. The Credit Facility also includes customary events of default, including non-payment, breach of covenants, insolvency, cross defaults and material adverse change. The Company is permitted to pay dividends in accordance with its dividend policy so long as it is not in default.

In connection with the establishment of the Credit Facility the Company incurred $765,000 in debt issuance cost that were included in Accrued Liabilities as of December 31, 2013, due to subsequent payment.

The Company was in compliance with its loan covenants as of December 31, 2013.

6.    Related Party Transactions

Nordic American Tankers Limited:

On November 18, 2013, NAT purchased 4,333,566 common shares for $65.0 million as part of the Private Placement, making NAT the largest shareholder with an ownership of 26%.

NAT assisted the Company in the Private Placement. As compensation the Company issued warrants, valued at $0.9 million, and agreed to pay a success fee of $1.5 million contingent on stock listing of the Company at the New York Stock Exchange. The success fee will be charged net income, as a General and Administrative expense. For further information on the warrants please see Note 3.

The Company has a Management Agreement with Scandic, signed November 18, 2013. The Manager is wholly owned by NAT. The Manager has the daily administrative responsibility, and interim commercial and operational responsibility, for the vessels. Requirements to the Manager on certain aspects of the day-to-day operation are subject to the Company’s objectives and policies as established by the Board of Directors.

For its services under the Management Agreement, the Manager will receive a total compensation of $150,000 per annum, and all direct costs related to the Company will be reimbursed.

As of December 31, 2013 the Company had $200,000 payable to NAT and $41,000 payable to the Manager.

Blue Power Limited:

In December 2013, the Company formed Blue Power Limited (“BPL”) under the laws of the Islands of Bermuda. The sole activity of BPL is to own the vessel Blue Power (delivered in January 2014), and the vessel will be operated as a part of the Company’s fleet using the same management. BPL had no activity in 2013, and will be part of the Company’s financial statements when the activity commences.

7.    Legal Proceedings and Claims

The Company may become a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company’s results of operations in a given year.

No claims have been filed against the Company in 2013.

8.    Subsequent Events

The following material events have occurred after the balance sheet date.

Delivery of Vessels:

In January 2014, the Company took delivery of the three remaining vessels that were originally agreed to be acquired on November 18, 2013 (see Note 1). The Company drew down $30 million on its Credit Facility on January 10, 2014 to finance the delivery of the three vessels. The Company paid $132.7 million of the total acquisition price subsequent to December 31, 2013.

Details of the three vessels delivered in January 2014 are as follows:

Vessel Name	Year Built	Type of Charter / Charterer	Capacity (dwt)	Cargo Deck Area (sq. meters)	Delivered to NAO	Earliest/Latest Charter Expiration
Blue Fighter	2012	Time Charter / Apache North Sea Limited	4200	850	January 2014	February 2015 / February 2016
Blue Prosper	2012	Time Charter / Apache North Sea Limited	4242	850	January 2014	November 2014 / November 2015
Blue Power	2013	Time Charter / BG International Limited	4200	850	January 2014	April 2018 / April 2020

In January 2014 the Company formed Nordic American Offshore (UK) Ltd, or NAO UK, in the United Kingdom. NAO UK will be responsible for the Company’s North Sea operations. NAO UK has currently one employee, employed to manage and supervise the operations of our vessels in the North Sea.

On January 14, 2014 the vessel Blue Power was delivered to BPL.

On February 10, 2014, the Company announced that it had agreed to buy two more PSVs from a company in the Ulstein Group, which has a 4% interest in the Company. The two newbuildings will be delivered in January 2015, and cost about $44.0 million each.

On February 14, 2014, the Company drew down $10 million on its Credit Facility primarily to finance a 10% deposit due under the memoranda of agreement for the Company’s newbuilding PSVs.

In March 2014 the agreements with one of our two vessel managers, representing three of our vessels, were terminated and replaced by agreements with our other vessel manager.

On April 1, 2014, Tor-Øyvind Bjørkli became the Company’s Chief Executive Officer.

                Shares

Nordic American Offshore Ltd.

PROSPECTUS

            , 2014

Until             , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.  Indemnification of Directors and Officers

I.	Article VIII of the Amended and Restated Bylaws of the Registrant provides as follows:

1.	Any person who is or was a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another, partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Corporation upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the BCA, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Corporation shall have the power to pay in advance expenses a director or officer incurred while defending a civil or criminal proceeding, provided that the director or officer will repay the amount if it shall ultimately be determined that he or she is not entitled to indemnification under this section. Any repeal or modification of this Article VIII shall not adversely affect any rights to indemnification and to the advancement of expenses of a Director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

2.	The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these Bylaws.

II.	Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:

1.	Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

2.

Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

3.	When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

4.	Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

5.	Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

6.	Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

7.	Insurance. A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7.  Recent Sales of Unregistered Securities

In November 2013, we issued an aggregate of 16,666,666 common shares, in a Norwegian private placement transaction exempt from registration under the Securities Act. These common shares were initially sold in offshore transactions to non-U.S. persons pursuant to Regulation S under the Securities Act and in the United States to “qualified institutional buyers” as defined in, and in reliance on Rule 144A of the Securities Act. Pareto Securities AS acted as global coordinator for the private placements, for which it received customary fees. The proceeds of these transactions are expected to be applied to partially finance the acquisition of our Initial Fleet.

Securities Sold	Date Sold	Consideration Per Share	Net Consideration	Exemption from Registration	Purchasers
16,666,666 Common shares	November 2013	$15.00 per share	$243.5 million	Regulation S and Rule 144A	Non-U.S. Investors and Qualified Institutional Buyers

Item 8.  Exhibits and Financial Statement Schedules

(a)	Exhibits

The exhibits filed as part of this registration statement are listed in the index to exhibits immediately preceding such exhibits.

(b)	Financial Schedules

The financial statements filed as part of this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.

Item 9.  Undertaking

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda on the 16th day of April, 2014.

NORDIC AMERICAN OFFSHORE LTD.

By:	/s/ Herbjørn Hansson
	Name:	Herbjørn Hansson
	Title:	Executive Chairman (Principal Executive Officer)

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary J. Wolfe with full power to act alone, his or her true lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective (including pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on April 16, 2014.

Signature	Title

/s/ Herbjørn Hansson Herbjørn Hansson	Executive Chairman and Director (Principal Executive Officer)

/s/ Tor-Øyvind Bjørkli Tor-Øyvind Bjørkli	Chief Executive Officer

/s/ Turid M. Sørensen Turid M. Sørensen	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ James Kelly James Kelly	Director

/s/ Paul J. Hopkins Paul J. Hopkins	Director

/s/ Marianne Lie Marianne Lie	Director

/s/ Dave Workman Dave Workman	Director

Authorized Representative

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of Newark, State of Delaware, on April 16, 2014.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

EXHIBIT INDEX

Number	Description
1.1	Form of Underwriting Agreement*

1.2	Form of Warrant Agreement*

3.1	Amended and Restated Articles of Incorporation of the Company**

3.2	Amended and Restated Bylaws of the Company**

4.1	Form of Common Share Certificate**

5.1	Form of Opinion of Seward & Kissel LLP, Marshall Islands counsel to the Company, as to the validity of the common shares**

8.1	Form of Opinion of Seward & Kissel LLP with respect to certain U.S. tax matters**

10.1

$60 million revolving credit facility by and among the Company, DNB Bank ASA, as arranger, security agent and agent, lender and swap bank, and Skandinaviska Enskilda Banken AB (publ) as arranger, lender and swap bank, dated December 19, 2013**

10.2	Memorandum of Agreement for Hull No. 303 by and among the Company and Blue Ship Invest AS dated February 12, 2014

10.3	Memorandum of Agreement for Hull No. 304 by and among the Company and Blue Ship Invest AS dated February 12, 2014

10.4	Management Agreement by and among the Company and Scandic American Shipping Ltd.*

21.1	List of Subsidiaries**

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Fearnley Offshore Supply ASA

24.1	Powers of Attorney (included in the signature page to this Registration Statement)

*	To be filed by amendment.
**	Previously filed